Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

Canadian Oil Sands

November 3, 2005

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

[redacted]

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Exhibit to the Consolidated Financial Statements for the twelve months ended June 30, 2005;
2. Selected financial results of Consolidated Canadian Oil Sands Limited for the periods ending June 30;
3. Interim MD&A prepared July 21, 2005;
4. Interim Financial Statements for the three and six months ended June 30;
5. Certifications of Interim Finanical Statements dated July 21, 2005;
6. September 22, 2005 Press Release regarding Canadian Oil Sands Limited being included on the S&P/TSX Composite Index and internalizing its crude oil marketing;
7. September 28, 2005 Press Release regarding foreign ownership levels at approximately 46%;
8. October 6, 2005 Press Release regarding Stage 3 updates;
9. October 25, 2005 Press Release regarding the third quarter financial results;
10. Interim MD&A prepared October 25, 2005;
11. Interm Financial Statements for the three and nine months ended September 30;
12. Exhibit to the Consolidated Financial Statements for the twelve months ended September 30, 2005;
13. Selected financial results for the periods ending September 30; and
14. Certifications of Interim Finanical Statements dated October 25, 2005.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2005
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income	$	584,982
Tax		(521)
Interest on debt[(1)][(2)]		102,727
Net income before interest and taxes	$	687,188
Interest on debt	$	102,727
Interest coverage- earnings		6.7

[(1)] Excludes amortization of deferred financing charges of approximately $3.3 million, which is included in Interest, net on the consolidated financial statements.
[(2)] Includes interest rate swap amounts which have reduced interest expense by approximately $3.0 million.

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited
For the periods ending June 30
($ millions)

	Three Months Ended		Six Months Ended	
	June 30, 2005	June 30,2004	June 30, 2005	June 30,2004
Sales revenue	$ 499.1	$ 366.3	$ 845.3	$ 694.9
Operating income before other expenses [1]	$ 263.6	$ 138.0	$ 352.7	$ 264.4
Net income before Trust Royalties [2]	$ 210.5	$ 90.7	$ 260.2	$ 190.2
Net income (loss)	$ 32.6	$ 10.0	$ 49.8	$ 31.9

	As at June 30, 2005
Current assets	$ 342.0
Non-current assets	$ 4,727.8
Current liabilities [3]	$ 1,150.3
Non-current liabilities [4]	$ 4,022.0

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $33.7 million (2004- $47.2 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $865 million.*

(4) *Includes a future income tax liability of $236.2 million and a deferred Trust Royalty liability of $1.7 billion.*

(5) *As at June 30, 2005, Consolidated Canadian Oil Sands Limited held a 35.49 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of July 21, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six months ended June 30, 2005 and June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expected price for crude oil and natural gas in 2005, the expected maintenance in 2005, the actual taxes paid in the future by Canadian Oil Sands, the expected production level at Syncrude in the third quarter and for 2005, the expected timing and associated production impact of Coker and other unit turnarounds, the expected revenues and operating costs for 2005, the expected funds from operations for 2005, the anticipated completion and cost of the UE-1 construction, the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income, the expected capital expenditures in 2005 and beyond, the anticipated levels of foreign ownership, and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the supply and demand metrics for oil and natural gas, the ability of the other joint venture owners of Syncrude to modify the 2005 budget at Syncrude, the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the second quarter of 2005, Syncrude oil production totalled 21.3 million barrels, or 7.5 million barrels net to the Trust based on its 35.49 per cent Syncrude working interest. Syncrude's second quarter production of approximately 234,000 barrels per day, or 83,000 barrels per day net to the Trust, in 2005 was slightly higher than the same period of 2004, which averaged 229,000 barrels per day, or 81,000 barrels per day net to the Trust. However, Syncrude's second quarter production was below the 22 million barrel estimate provided in our 2005 first quarter report. Completion of repairs on Hydrogen Plant 9-3 early in the quarter and feed restrictions in our Vacuum Distillation Unit ("VDU"), which is scheduled for turnaround and revamp work to expand capacity in the third quarter of 2005, reduced production. In addition, sulphur pump difficulties reduced the ability to treat product, resulting in increases of untreated inventory in the quarter. By comparison, second quarter 2004 production totalled 20.9 million barrels, and included three scheduled hydrotreater turnarounds.

For the six months ended June 30, 2005 Syncrude production was 35.4 million barrels, 12.6 million barrels net to the Trust, reflecting the impact of planned and unplanned maintenance. In January 2005, Hydrogen Plant 9-3 experienced a rupture of tubes following a normal maintenance turnaround. To coincide with the repair of this plant, the planned turnaround of Coker 8-2 and associated upgrading and environmental units was advanced. A shortage of available labour, caused by competing oil sands projects, and additional repairs extended the repair and turnaround activities, reducing production by an estimated 3.7 million barrels in the first half of 2005. The production impact of the coker turnaround was approximately four million barrels, which is typical for such a turnaround. In addition, feed restrictions in the VDU and sulphur pump repairs negatively impacted second quarter 2005 production. In contrast, Syncrude production of 43.9 million barrels, 15.6 million barrels net to the Trust, in the first half of 2004 reflected more reliable operations without a coker turnaround.

The impact of Syncrude's second quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2005		2004				2003	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues, after transportation and marketing expense	$ 492.2	$ 343.1	$ 333.4	$ 359.3	$ 340.8	$ 318.5	$ 222.4	$ 300.4
Net income	$ 218.6	$ 58.6	$ 122.1	$ 185.7	$ 98.0	$ 103.4	$ 56.9	$ 106.0
Per Trust unit, Basic and Diluted	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12	$ 1.18	$ 0.65	$ 1.23
Funds from operations	$ 283.9	$ 93.0	$ 121.6	$ 157.4	$ 155.0	$ 141.8	$ 44.7	$ 120.3
Per Trust unit	$ 3.09	$ 1.02	$ 1.33	$ 1.75	$ 1.77	$ 1.62	$ 0.51	$ 1.39
Daily average sales volumes (bbls)	79,506	59,897	78,294	86,635	85,116	88,302	68,990	86,196
Net realized selling price, after hedging ($/bbl)	$ 68.03	$ 63.66	$ 46.29	$ 45.07	$ 44.00	$ 39.64	$ 35.04	$ 37.87
Operating costs ($/bbl)	$ 21.35	$ 38.13	$ 21.27	$ 20.60	$ 19.00	$ 16.91	$ 22.93	$ 15.86

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since year-end. We believe material information is that which relates to the business of the Trust and its subsidiaries and would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture.

Canadian Oil Sands' second quarter net income and funds from operations in 2005 were higher than the comparable period in 2004, primarily as a result of the record-high realized selling price for our Syncrude Sweet Blend ("SSB") ™ of $67.35 per barrel and the full exposure to this price as 2005 production remains unhedged. Net income was $219 million, or $2.38 per Trust Unit ("Unit"), in the second quarter of 2005, up from $98 million, or $1.12 per Unit, in the second quarter of 2004. Funds from operations achieved a new Canadian Oil Sands record at $284 million, or $3.09 per Unit, in the second quarter of 2005, an increase of $129 million, or $1.32 per Unit compared to the same period in 2004.

Net income rose to $277 million, or $3.02 per Unit from $201 million, or $2.30 per Unit in the first six months of 2005 and 2004, respectively. A significantly higher realized SSB selling price in the first half of 2005 was offset by lower Syncrude production, higher operating costs, and lower future income tax recoveries versus the same period in 2004. Funds from operations increased 27 per cent to $377 million, or $4.11 per Unit in the first six months of 2005 from $297 million, or $3.39 per Unit in the first half of 2004.

Net income before unrealized foreign exchange losses and future income tax expense recoveries, which management believes is a better measure of operational performance than net income, was $233 million, or $2.54 per Unit in the second quarter of 2005, compared to $110 million, or $1.25 per Unit, in the same period of 2004. The table below reconciles net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries.

($ millions)	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Net income per GAAP	$ 218.6	$ 98.0	$ 277.2	$ 201.4
Add (Deduct):				
Foreign exchange loss on long-term debt	15.1	20.7	20.8	33.3
Future income tax expense (recovery)	(0.7)	(9.1)	(5.7)	(30.3)
Net income before foreign exchange and future income taxes	$ 233.0	$ 109.6	$ 292.3	$ 204.4

The earnings reflected in the previous table are a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations and Unitholder distributions on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures and pay distributions. The earnings in the previous table and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Transportation and Marketing Expense

($ millions)	Three Months Ended June 30			Six Months Ended June 30		
	2005	2004	Variance	2005	2004	Variance
Sales revenue [1]	$ 499.2	$ 409.5	$ 89.7	$ 845.3	$ 777.0	$ 68.3
Transportation and marketing expense	(11.9)	(11.4)	(0.5)	(20.3)	(22.1)	1.8
	487.3	398.1	89.2	825.0	754.9	70.1
Crude oil hedging gains (losses) [1]	-	(59.3)	59.3	-	(100.4)	100.4
Currency hedging gains (losses) [1]	4.9	2.0	2.9	10.3	4.8	5.5
Total hedging gains (losses)	4.9	(57.3)	62.2	10.3	(95.6)	105.9
	$ 492.2	$ 340.8	$ 151.4	$ 835.3	$ 659.3	$ 176.0
Sales volumes (MMbbls)	7.2	7.8	(0.6)	12.6	15.8	(3.2)

[1] *The sum of sales revenue and crude oil and currency hedging gains (losses) equals Syncrude Sweet Blend revenues on the Trust's consolidated statement of income.*

($ per barrel)	2005	2004	Variance	2005	2004	Variance
Sales revenue	$ 68.99	$ 52.88	$ 16.11	$ 66.95	$ 49.24	$ 17.71
Transportation and marketing expense	(1.64)	(1.47)	(0.17)	(1.60)	(1.40)	(0.20)
Realized selling price before hedging losses	67.35	51.41	15.94	65.35	47.84	17.51
Crude oil hedging gains (losses)	-	(7.66)	7.66	-	(6.36)	6.36
Currency hedging gains (losses)	0.68	0.25	0.43	0.82	0.30	0.52
Total hedging gains (losses)	0.68	(7.41)	8.09	0.82	(6.06)	6.88
Net realized selling price	$ 68.03	$ 44.00	$ 24.03	$ 66.17	$ 41.78	$ 24.39

Revenues after transportation and marketing expense and before hedging increased by $89 million in the second quarter of 2005 compared to the same quarter in 2004 due to a significantly higher realized selling price, somewhat offset by lower SSB sales volumes. Second quarter 2005 sales volumes averaged approximately 80,000 barrels per day, compared to about 85,000 barrels per day in the second quarter of 2004. Canadian Oil Sands' sales volumes differ from its share of Syncrude's production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

The West Texas Intermediate ("WTI") price, which is the selling price our SSB product closely follows, averaged US$53.22 per barrel in the second quarter of 2005, a 39 per cent increase over the average WTI price in the same period of 2004. This significant increase in the benchmark crude price in the second quarter of 2005 compared to the prior year quarter was somewhat lessened by the strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar averaged $0.80 US/Cdn in the second quarter of 2005 relative to the same period in 2004 when the foreign exchange rate averaged $0.74 US/Cdn.

Our realized selling price before hedging of $67.35 per barrel in the second quarter of 2005 reflects a weighted-average premium of $1.20 per barrel against average Canadian dollar WTI. Conversely, in the same period of 2004, our realized price reflected a discount of $0.89 per barrel and was 31 per cent lower

at $51.41 per barrel. We believe the improvement in our price differential quarter-over-quarter primarily reflects the lower supply of light synthetic crude oil in 2005 from a number of producers.

On a year-to-date basis, revenues after transportation and marketing expense and before hedging increased by $70 million to $825 million compared to the same 2004 period due to a higher realized selling price, partially offset by lower SSB sales volumes. First half 2005 sales volumes averaged approximately 70,000 barrels per day, compared to about 87,000 barrels per day in the first six months of 2004, as a result of the turnaround and maintenance activity which occurred in 2005. The average WTI crude price rose to US$51.66 per barrel in the first half of 2005 from US$36.78 per barrel in the same period of 2004. This price increase was somewhat mitigated by a stronger Canadian dollar, which averaged $0.81 US/Cdn in the first six months of 2005, up from $0.75 US/Cdn in the first half of 2004. The strong WTI benchmark price translated into a higher SSB price, which averaged $65.35 per barrel, before hedging, to the end of June 2005, a 37 per cent increase over the price in the first half of 2004. The strong 2005 SSB price also reflects a weighted-average premium of $1.33 per barrel against average Canadian dollar WTI versus a discount of $1.40 per barrel in the same period of 2004.

Our 2005 revenues fully reflect the high crude oil price market environment as we have no crude oil price hedges in place. Conversely, in the second quarter and first half of 2004, revenues were reduced by $59 million, or $7.66 per barrel and $100 million, or $6.36 per barrel, respectively, due to crude oil hedging losses. Overall, total hedging activities including currency hedges contributed $5 million, or $0.68 per barrel to our revenues and funds from operations in the second quarter of 2005, compared to a crude oil and currency hedge reduction in revenues and funds from operations of $57 million, or $7.41 per barrel in the same period of 2004. For the six month period ended June 30, 2005, currency hedge gains of $10 million contrasted with the 2004 net oil and currency hedging losses of $96 million. Our crude oil and foreign currency hedging activity is more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended June 30				Six Months Ended June 30			
	2005		2004		2005		2004	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	1.46		2.01		2.11		1.90	
Bitumen production	6.89		5.85		8.16		5.85	
Purchased energy [3]	2.47		1.45		2.83		1.50	
	10.82	12.85	9.31	11.92	13.10	15.97	9.25	11.26
Upgrading Costs [2]								
Bitumen processing and upgrading		3.41		3.31		4.47		3.23
Turnaround and catalysts		1.08		1.16		4.21		0.62
Purchased energy [3]		2.56		2.39		2.68		2.34
		7.05		6.86		11.36		6.19
Other and research		1.17		0.67		1.63		0.58
Change in treated and untreated inventory		(0.21)		(1.27)		(0.67)		(0.56)
Total Syncrude operating costs		20.86		18.18		28.29		17.47
Canadian Oil Sands adjustments [4]		0.49		0.82		0.22		0.47
Total operating costs		21.35		19.00		28.51		17.94
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	277	234	294	229	239	196	293	241

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.94/GJ and $6.39/GJ in the second quarter of 2005 and 2004, respectively. For the six months ended June 30, natural gas costs averaged $6.71/GJ and $6.27/GJ in 2005 and 2004, respectively.

4 Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

Operating costs in the second quarter of 2005 increased to $155 million, or $21.35 per barrel from $147 million, or $19.00 per barrel in the same quarter of 2004. Purchased energy costs account for the majority of the expense increase as both the volume and price of purchased natural gas rose. Natural gas prices averaged $6.94 per gigajoule ("GJ") and $6.39 per GJ in the second quarter of 2005 and 2004, respectively. Natural gas volumes increased mainly as a result of the Aurora thermal block, which began operations in the third quarter of 2004 and is used to increase the temperature of the water used in the extraction process. As well, the start-up of the new hydrogen plant in June 2005, which will temporarily be generating excess hydrogen until additional Stage 3 units are in operations, resulted in higher natural gas consumption per Unit.

In the first six months of 2005 operating costs rose to $360 million, or $28.51 per barrel compared to $283 million, or $17.94 per barrel in 2004. The first half 2005 turnaround and maintenance activity, including the Coker 8-2 turnaround, decreased Syncrude production in the first six months of 2005 from the same period in 2004 by almost eight million barrels and contributed $400 million, $142 million net to the Trust, to overall operating costs. Purchased energy costs rose as both the volumes and price of natural gas increased in the first half of 2005 compared to the first six months of 2004. Incremental natural gas consumption in 2005 resulted from operation of the Aurora thermal block and to service units during the

coker turnaround that rely on coker waste energy to operate. Natural gas prices averaged $6.71 per GJ and $6.27 per GJ in the second half of 2005 and 2004, respectively. By comparison, Syncrude's first half 2004 operating performance was Syncrude's best, with production of approximately 44 million barrels, no significant unscheduled production interruptions at Syncrude, and lower per barrel operating costs as a result.

Non-production costs

Non-production costs in the second quarter of 2005 were $21 million, or $2.94 per barrel compared to $11 million, or $1.42 per barrel in the same period of 2004. As the Stage 3 expansion project nears completion, more of the units associated with this project will be commissioned and handed over to operations. The ready-for-operations team, which is responsible for this process, has been increased in 2005 to handle the large volume of units to be completed this year. Accordingly, non-production costs in the second quarter of 2005 were greater than the comparable quarter in 2004. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as pre-feasibility engineering, commissioning, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Interest expense, net

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Interest expense	$ 27.6	$ 23.6	$ 53.7	$ 46.6
Interest income and other	(1.0)	(0.3)	(1.4)	(1.2)
Interest expense, net	$ 26.6	$ 23.3	$ 52.3	$ 45.4

Net interest expense increased by $3 million and $7 million, respectively, in the three and six month periods ended June 30, 2005 compared to the same periods in 2004. The increase primarily reflects higher debt levels in 2005 relative to 2004 as a result of spending on our Stage 3 expansion program.

Depreciation, depletion and accretion expense

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Depreciation and depletion expense	$ 46.3	$ 40.6	$ 77.2	$ 85.9
Accretion expense	0.4	0.4	0.8	0.8
	$ 46.7	$ 41.0	$ 78.0	$ 86.7

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended June 30, 2005 rose by $6 million compared to the same period in 2004. The effective property, plant, and equipment D&D rate in the second quarter of 2005 was $6.11 per barrel of production compared to $5.48 per barrel in the same period of 2004.

For the first six months of 2005, D&D expense, excluding accretion expense, decreased $9 million compared to the same 2004 period. Production in the first half of 2005 decreased by approximately three million barrels compared to the first six months of 2004, more than offsetting the rise in the effective property plant and equipment D&D rate to $6.11 per barrel from $5.51 per barrel of production.

The higher 2005 D&D rate reflects revised estimates of the Trust's future development costs as provided for in the Trust's December 31, 2004 independent reserves report. The Trust's December 31, 2004 independent reserves report is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our website at www.cos-trust.com.

Foreign exchange losses

The 2005 and 2004 foreign exchange losses are mainly the result of revaluations of our U.S. denominated long-term debt caused by fluctuations in U.S. and Canadian exchange rates. These unrealized long-term debt foreign exchange losses totalled $15 million and $21 million in the second quarter of 2005 and 2004, respectively. The Canadian dollar was weaker on June 30 relative to March 31 in both of these years, moving to about $0.82 US/Cdn from $0.83 US/Cdn in 2005 and to about $0.75 from $0.76 in 2004. Similarly, for the first six months of both years the Canadian dollar weakened from the prior year-end to June 30 resulting in $21 million and $33 million of foreign exchange revaluation losses in the first half of 2005 and 2004, respectively. At June 30 and March 31, 2005 and December 31 2004, the Trust had US$944 million of U.S. denominated Senior Notes outstanding, compared to US$694 million at June 30 and March 31, 2004 and December 31, 2003. The remaining foreign exchange losses relate to the conversion of U.S. denominated cash, receivable, and payable balances.

Future income tax

In the first half of 2005, we recorded a non-cash future income tax recovery of $6 million, which primarily

pertains to a decrease in temporary differences in the period. In the same period of 2004, a future income tax recovery of $30 million was recorded, of which $10 million resulted from a decrease in the Alberta corporate tax rate announced during the period with the remaining balance primarily due to the decrease in temporary differences. The future income tax liability recorded on the Trust's Consolidated Balance Sheet is a requirement under GAAP, but is not expected to result in higher cash taxes being paid by Canadian Oil Sands in the future.

CHANGE IN ACCOUNTING POLICIES

As of July 21, 2005 there were no changes to the Trust's accounting policies from December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	June 2005	December 2004
Long-term debt	$ 1,893.4	$ 1,699.8
Less: Cash and short-term investments	45.8	17.8
Net debt	$ 1,847.6	$ 1,682.0
Unitholders' equity	$ 2,858.7	$ 2,635.9
Total capitalization [1]	$ 4,706.3	$ 4,317.9

[1] Net debt plus unitholders' equity

As Syncrude progresses with its upgrader expansion ("UE-1") construction and related capital spending, of which we are responsible for funding our 35.49 per cent *pro rata* share, we continue to focus on our financing strategy and maintaining a strong capital structure. At June 30, 2005 the Trust's capitalization was higher due to additional amounts drawn on our credit facilities required to fund our share of capital expenditures as well as additional equity built in the first half of 2005. We had $192 million drawn against our operating credit facilities at June 30, 2005 compared to $19 million at the end of 2004. We did not participate in any other financing activity in the first six months of 2005, other than through the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"), which generated $37 million in new equity. Our net debt-to-total capitalization was about 39 per cent at both June 30, 2005 and December 31, 2004.

Effective April 27, 2005 Canadian Oil Sands repaid drawn amounts, cancelled its existing operating credit facilities of $415 million and $225 million, and entered into a new unsecured credit facility totalling $800 million which contains more favourable terms and covenants. Also on that date, we increased our bilateral operating facility from $20 million to $40 million. The new syndicated credit facility is an extendible revolving five-year facility, while the $40 million bilateral facility is a 364-day extendible

revolving facility. Under the new facilities, Canadian Oil Sands has certain restrictions including a general covenant, subject to certain exceptions, not to encumber its assets. In addition, Canadian Oil Sands is required to maintain its total debt-to-total book capitalization at an amount less than 0.60 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

In addition to the $840 million of operating credit facilities, Canadian Oil Sands has in place a $35 million letter of credit facility, which replaced its previous $25 million facility. With the credit facilities available, the DRIP program, and the Trust's forecast funds from operations for 2005, we do not expect any further equity issues outside of the DRIP to assist in financing our share of Syncrude's remaining Stage 3 costs and other capital commitments.

Funds generated from operations in the second quarter of 2005 set a Canadian Oil Sands Trust quarterly record at $284 million, or $3.09 per Unit, an increase of $129 million, or $1.32 per Unit, compared to the same period in 2004. Second quarter funds from operations were more than sufficient to cover the $205 million of capital expenditures made in the period. This is the first time since the fourth quarter of 2002 that the Trust has generated free cash flow, which is defined as funds from operations in excess of capital expenditures.

On a year-to-date basis, 2005 funds from operations totalled $377 million, or $4.11 per Unit compared to $297 million, or $3.39 per Unit in the first half of 2004. Decreases in 2005 sales volumes relative to the same period in 2004 were more than offset by the strong, unhedged realized sales price for our product. Operating costs also rose mainly as a result of repairs and extended maintenance activity and increased purchased energy costs. Funds from operations in the first half of 2005 were sufficient to fund Unitholder distributions of $92 million. The remaining cash flow, combined with draws on our operating credit facilities and DRIP proceeds, were used to finance working capital increases and capital expenditures of $393 million in the first half of 2005.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. After issuing approximately 0.2 million Units in the second quarter of 2005 through the DRIP, the Trust had 91.9 million Units outstanding at June 30, 2005. Canadian Oil Sands' Unit price closed at $90.10 on June 30, 2005, resulting in market capitalization of the Trust being approximately $8 billion.

Canadian Oil Sands Trust - Trading Activity		Second Quarter 2005		June 2005		May 2005		April 2005
Unit price								
High	$	94.40	$	94.40	$	86.60	$	92.75
Low	$	72.01	$	80.28	$	72.01	$	77.56
Close	$	90.10	$	90.10	$	80.01	$	80.35
Volume traded (millions)		15.9		4.8		4.9		6.2
Weighted average Trust units outstanding (millions)		91.8		91.8		91.7		91.7

The Trust has declared a distribution of $0.50 per Unit in respect of the quarter ended June 30, 2005 for total distributions of approximately $46 million. The distribution will be paid on August 31, 2005 to Unitholders of record on August 3, 2005. A Unitholder distribution schedule is included in Note 6 to the interim consolidated financial statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to fund capital expenditures to the extent funds from operations have not been sufficient to fund the Trust's distributions, capital expenditures, and increases to working capital. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 96,000 options granted in the first quarter of 2005 with an exercise price of $73.43 per option. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant. No options were granted in the second quarter of 2005.

CAPITAL EXPENDITURES

Capital spending in the second quarter of 2005 was $205 million compared to $206 million in the same period of 2004. Approximately 75 per cent of the capital costs incurred in the second quarter of 2005 pertain to the UE-1 portion of Syncrude's Stage 3 project, equivalent to the same period of 2004. The UE-1 construction approached 90 per cent completion at June 30, 2005. We also incurred $108 million in the second quarter of 2005 related to the South West Quadrant Replacement ("SWQR") project, compared to approximately $82 million in the same period in 2004. The SWQR project relates to additional mining systems that are designed to replace bitumen production from the dragline and bucket-wheel operations in the southwest quadrant of the Base Mine, which we anticipate will be depleted in 2006.

Our annual capital expenditure forecast for 2005 is $760 million, which is $182 million lower than the annual capital expenditures incurred in 2004. The decrease reflects the lower capital expenditures of the UE-1 project as it moves towards completion. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of June 30, 2005 there have been no significant changes to the Trust's contractual obligations or commitments from our 2004 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the first six months of 2005.

RISK MANAGEMENT

Crude Oil Price Risk

During the first half of 2005, Canadian Oil Sands did not have any crude oil price hedges in place. Therefore, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices, compared to losses of $59 million, or $7.66 per barrel and $100 million, or $6.36 per barrel in the second quarter and first half of 2004, respectively. In the first six months of 2004, we had hedged 39,000 barrels per day, or approximately 43 per cent of our first half production, to assist in mitigating our financing risk associated with Stage 3 funding. We continue to believe that the Trust's financing risk for the Stage 3 expansion has been reduced significantly with less than one year left in the expansion, the strong balance sheet of the Trust, and strong energy prices expected for the remainder of the year. Therefore, as at June 30, 2005 based on current expectations, the Trust remains unhedged on its crude oil price exposure.

Foreign Currency Hedging

As at June 30, 2005 we had the following currency hedges outstanding:

Canadian Oil Sands Trust Exchange Hedging Activities		31-Dec 2005		31-Dec 2006		31-Dec 2007
U.S. dollars hedged *($ millions)*	$	50.0	$	60.0	$	20.0
Average U.S. dollar exchange rate	$	0.664	$	0.669	$	0.692

Canadian Oil Sands' revenues in the second quarter of 2005 include foreign currency hedging gains of $5 million, or $0.68 per barrel, compared to gains of $2 million, or $0.25 per barrel, in the comparable quarter in 2004. On a year-to-date basis, gains of $10 million and $5 million were recorded in the six months ended June 30, 2005 and June 30, 2004, respectively. The gains in each period reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.80 US/Cdn and $0.74 US/Cdn in the second quarter of 2005 and 2004, respectively, and $0.81 and $0.75 US/Cdn in the first half of 2005 and 2004, respectively.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will

be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the second quarter ended June 30, 2005, gains of $2 million have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $31 million to 2006 and beyond for net income purposes, but these amounts have been included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Canadian Oil Sands' net income and funds from operations are impacted by interest rate changes based on the amount of floating rate debt outstanding. At June 30, 2005 we had $387 million of floating rate debt, comprised of $192 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt, which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Unrecognized gains and losses

At June 30, 2005 unrecognized gains relating to our foreign currency hedges and interest rate swaps on the $175 million of 3.95% medium term notes were $36 million and $2 million, respectively. These unrecognized amounts and the fair values of the hedges are disclosed in Note 7 to the consolidated interim financial statements.

FOREIGN OWNERSHIP UPDATE

Based on geographical data as of July 4, 2005 we estimate that approximately 55 per cent of the Trust's Units are held by Canadian residents, with the remaining 45 per cent held by non-Canadian residents. The Trust's indenture provides that not more than 49 per cent of its Units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. A full description of the impact foreign ownership has on the Trust can be found on pages 41 and 42 of Canadian Oil Sands' 2004 annual report.

FEDERAL GOVERNMENT PASSES LEGISLATION ON WITHHOLDING TAX

Legislation came into effect in Canada in June 2005 that specifies 100 per cent of the distributions paid to non-resident unitholders after December 31, 2004 will be subject to a 25 per cent withholding tax, which is effectively reduced to 15 per cent by a tax treaty with the United States. Previously, the withholding tax applied only to the taxable portion of the distribution.

OUTLOOK

We are estimating Syncrude production to total approximately 21 million barrels in the third quarter of 2005, or 7.5 million barrels net to the Trust based on our 35.49 per cent interest. This estimate reflects a scheduled 52 day VDU shutdown to complete turnaround and revamp work that is designed to increase unit capacity from 180,000 barrels per day to 285,000 barrels per day. Start-up of our new aromatics saturation unit, the main unit in upgrading the quality of our product from SSB to Syncrude Sweet Premium ("SSP")™, is expected in the third quarter of 2005. This start-up is not expected to initially result in either a quality uplift or incremental production. Instead, the unit will process light gas oil, allowing Syncrude to begin its scheduled 90 day revamp of an existing light gas oil hydrotreater in the third quarter of 2005. Syncrude is confident that the coordination of activities between the aromatic saturation unit startup and the light gas oil hydrotreater revamp should not impact production in the third quarter.

For the 2005 year, we are revising our Syncrude production outlook downward to range between 77 to 80 million barrels, or 27.3 to 28.4 million barrels net to the Trust. Despite unplanned operational upsets in the first quarter of 2005, we believed that if the plant operated without unscheduled downtime for the balance of the year, Syncrude production would fall within our initial 2005 production outlook range of 80 to 86 million barrels, or 28.4 to 30.5 million barrels net to the Trust. However, the second quarter 2005 operational difficulties involving the product sulphur pumps and VDU capacity restrictions have reduced the probability of Syncrude achieving the initial 2005 outlook range. The new 77 to 80 million barrel outlook incorporates approximately four million barrels of reduced production from the hydrogen plant repairs and extended turnaround schedule in the first six months of 2005 and expectations for continued VDU capacity restrictions until its turnaround and revamp in the third quarter. As well, the outlook continues to include scheduled maintenance and UE-1 revamp work on two hydrogen plants, a sulphur plant, a natural gas plant and a light gas oil hydrotreater. The revised range no longer includes the possibility of a Coker 8-1 turnaround, which is scheduled for early 2006. Key indicators continue to reflect normal operations for this stage of Coker 8-1's run cycle, and with five months remaining in the year, there is greater confidence in maintaining the current 2006 schedule, although the risk of an advanced turnaround still exists. We are reducing our single point Syncrude production estimate from 83 million barrels to 78 million barrels. This new estimate is based on Syncrude production averaging about 231,500 barrels per day in the second half of 2005.

Despite the downward revision in the 2005 production outlook, funds from operations is estimated to rise from our prior guidance. Funds from operations are now forecast to total $795 million, or $8.65 per Unit, reflecting an increased average WTI crude oil price assumption of US$50 per barrel for 2005. Revenues are estimated at approximately $1.7 billion in 2005, with higher operating costs, including purchased energy, rising to $699 million, or $25.25 per barrel, reflecting the lower production assumption and a higher $7.70/GJ natural gas price assumption.

The UE-1 project approached the 90 per cent complete mark in the month of June 2005, and another major milestone was achieved in the second quarter with the successful start-up of the new hydrogen plant. Additional milestones are scheduled for the third quarter of 2005 with start-up of our new aromatics saturation unit and major revamps starting on the VDU and light gas oil hydrotreater. About 1,500 of the approximately 2,500 systems have now been handed over to operations, and the project continues to progress without any significant scope changes.

The latest UE-1 P-50 cost forecast has risen modestly to about $8.1 billion, or $2.9 billion net to the Trust, but is still within five per cent of the $7.8 billion estimate provided in March 2004. Progress on the construction of UE-1 dipped slightly below target during the first quarter due to resources and labour being reassigned to Syncrude's turnaround effort and restrictions in the pool of available skilled labour with demands from competing oil sands projects. It was anticipated that this shortfall could be recaptured with an expanded workforce over the summer months; however, turnover has increased as construction labour has begun migrating to other projects in anticipation of the completion of UE-1 construction by year end. While Syncrude is stewarding to a $7.8 billion project cost for the expansion, or $2.8 billion net to the Trust, current information shows a lower than 50 per cent probability of achieving this target. The project remains on schedule for mechanical completion in 2005, followed by commissioning and testing with all units operating by mid 2006.

Our capital expenditure estimate for 2005 has been revised upward from $706 million to $760 million, with approximately $519 million directed to the Stage 3 expansion, reflecting revised cost estimates that incorporate construction experience since the last quarter. Canadian Oil Sands will continue to provide quarterly updates on construction progress and costs related to the Stage 3 expansion.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' forecast. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict and quantify.

Q2 2005- 2005 Forecast Sensitivity			
	Annual [2]	Funds from Operations Increase	
Variable [1]	Sensitivity	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	28	0.31
Syncrude operating costs decrease	C$50 million	18	0.20
WTI crude oil price increase	US$1.00/bbl	34	0.37
Syncrude production increase	2 million bbls	39	0.43
Canadian dollar weakening	US$0.01/C$	19	0.21
AECO natural gas price decrease	C$0.50/GJ	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations impact.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

Taxability of 2005 Distributions

We estimate that approximately 90 per cent of the distributions pertaining to 2005 will be taxable as other income, with the remainder classified as tax-deferred return of capital. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2006.

Our 2005 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ millions, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Syncrude Sweet Blend revenues	$ 504.1	$ 352.2	$ 855.6	$ 681.4
Transportation and marketing expense	(11.9)	(11.4)	(20.3)	(22.1)
	492.2	340.8	835.3	659.3
Expenses:				
Operating	154.5	147.2	360.0	283.1
Non-production	21.2	10.9	32.8	21.4
Crown royalties	5.0	3.8	8.3	7.5
Administration	3.0	1.8	5.8	3.6
Insurance	2.0	1.5	3.6	4.4
Interest, net (Note 5)	26.6	23.3	52.3	45.4
Depreciation, depletion and accretion	46.7	41.0	78.0	86.7
Foreign exchange loss	14.3	20.4	19.6	32.2
Large Corporations Tax and other	1.0	2.0	3.4	3.9
Future income tax expense (recovery)	(0.7)	(9.1)	(5.7)	(30.3)
	273.6	242.8	558.1	457.9
Net income for the period	$ 218.6	$ 98.0	$ 277.2	$ 201.4
Unitholders' equity, beginning of period	$ 2,667.2	$ 2,176.9	$ 2,635.9	$ 2,102.9
Net income for the period	218.6	98.0	277.2	201.4
Issue of Trust units (Note 2)	18.6	11.2	36.8	25.3
Unitholder distributions (Note 6)	(46.0)	(43.9)	(91.8)	(87.6)
Contributed surplus	0.3	0.3	0.6	0.5
Unitholders' equity, end of period	$ 2,858.7	$ 2,242.5	$ 2,858.7	$ 2,242.5
Weighted average Trust units	91.8	87.6	91.7	87.5
Trust units, end of period	91.9	87.8	91.9	87.8
Net income per Trust unit				
Basic and diluted	$ 2.38	$ 1.12	$ 3.02	$ 2.30

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)

	June 30 2005	December 31 2004
ASSETS		
Current assets:		
Cash and short-term investments	$ 45.8	$ 17.8
Accounts receivable	201.9	145.7
Inventories	74.7	57.1
Prepaid expenses	5.8	2.9
	328.2	223.5
Capital assets, net	5,110.4	4,794.8
Other assets		
Reclamation trust	22.8	21.0
Deferred financing charges, net and other	25.5	28.4
	48.3	49.4
	$ 5,486.9	$ 5,067.7
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 277.9	$ 273.6
Unitholder distributions payable	46.0	45.7
Current portion of employee future benefits	7.2	7.2
	331.1	326.5
Employee future benefits and other liabilities	93.7	91.9
Long-term debt	1,893.4	1,699.8
Asset retirement obligation	43.0	44.1
Deferred currency hedging gains	30.8	27.6
Future income taxes	236.2	241.9
	2,628.2	2,431.8
Unitholders' equity	2,858.7	2,635.9
	$ 5,486.9	$ 5,067.7

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	**2004**	**2005**	**2004**
Cash provided by (used in):				
Operating activities				
Net income	$ 218.6	$ 98.0	$ 277.2	$ 201.4
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	46.7	41.0	78.0	86.7
Amortization	0.8	0.7	1.5	1.3
Foreign exchange on long-term debt	15.1	20.7	20.8	33.3
Future income tax expense (recovery)	(0.7)	(9.1)	(5.7)	(30.3)
Other	0.6	0.7	1.2	1.1
Net change in deferred items	2.8	3.0	3.9	3.3
Funds from operations	283.9	155.0	376.9	296.8
Change in non-cash working capital	(84.9)	(13.1)	(73.1)	0.6
	199.0	141.9	303.8	297.4
Financing activities				
Issuance of medium term notes	-	200.0	-	395.0
Net drawdown of bank credit facilities	46.9	53.5	172.8	0.8
Unitholder distributions (Note 6)	(46.0)	(43.9)	(91.8)	(87.6)
Issuance of Trust units (Note 2)	18.6	11.2	36.8	25.3
Net change in deferred items	-	(1.4)	-	(2.0)
Change in non-cash working capital	0.1	0.2	0.2	0.3
	19.6	219.6	118.0	331.8
Investing activities				
Capital expenditures	(204.7)	(206.0)	(392.8)	(424.4)
Reclamation trust	(1.1)	(1.0)	(1.8)	(2.1)
Change in non-cash working capital	1.3	(3.6)	0.8	(20.1)
	(204.5)	(210.6)	(393.8)	(446.6)
Increase in cash	14.1	150.9	28.0	182.6
Cash at beginning of period	31.7	48.4	17.8	16.7
Cash at end of period	$ 45.8	$ 199.3	$ 45.8	$ 199.3
Supplemental Information				
Large Corporations Tax and income tax paid	$ 2.6	$ 2.0	$ 5.1	$ 10.3
Interest charges paid	$ 18.4	$ 14.5	$ 52.8	$ 42.3

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2004.

2) UNITHOLDERS' EQUITY

In the six months ended June 30, 2005 approximately 0.5 million Units were issued for proceeds of $36.8 million related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2005 and May 31, 2005.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2005		91.4	$ 1,911.5
February 28, 2005	$ 75.99	0.3	$ 18.2
May 31, 2005	$ 74.63	0.2	$ 18.6
		91.9	$ 1,948.3

3) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and six months ended June 30, which is recorded in operating expense, is as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Defined benefit plans				
Pension benefits	$ 6.2	$ 5.0	$ 12.3	$ 10.0
Other benefit plans	1.0	0.8	2.0	1.5
	$ 7.2	$ 5.8	$ 14.3	$ 11.5
Defined contribution plan	0.4	0.4	0.9	0.8
Total Benefit cost	$ 7.6	$ 6.2	$ 15.2	$ 12.3

4) BANK CREDIT FACILITIES

	Credit facility
Extendible revolving term facility (a)	$ 40.0
Line of credit (b)	35.0
Operating credit facility (c)	800.0
	$ 875.0

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 26, 2006. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless cancelled by Canadian Oil Sands or the financial institution providing the facility within 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $42 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2010. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to one in certain circumstances involving acquisitions.

5) INTEREST, NET

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Interest expense	$ 27.6	$ 23.6	$ 53.7	$ 46.6
Interest income and other	(1.0)	(0.3)	(1.4)	(1.2)
Interest expense, net	$ 26.6	$ 23.3	$ 52.3	$ 45.4

6) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Funds from operations	$ 283.9	$ 155.0	$ 376.9	$ 296.8
Add (Deduct):				
Capital expenditures	(204.7)	(206.0)	(392.8)	(424.4)
Non-acquisition financing, net [1]	51.4	112.4	181.6	236.5
Change in non-cash working capital	(83.5)	(16.5)	(72.1)	(19.2)
Reclamation trust funding	(1.1)	(1.0)	(1.8)	(2.1)
Unitholder distributions	$ 46.0	$ 43.9	$ 91.8	$ 87.6
Unitholder distributions per Trust unit	**$ 0.50**	**$ 0.50**	**$ 1.00**	**$ 1.00**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

7) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains and the fair values of Canadian Oil Sands' risk management activities at June 30, 2005 are as follows:

	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 36.1	$ 35.2
3.95% Interest rate swap contracts	2.0	1.9
	$ 38.1	$ 37.1

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Form 52-109FT2 – Certification of Interim Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: July 21, 2005

Marcel R. Coutu
President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: June 21, 2005

Allen R. Hagerman
Chief Financial Officer

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands to be included in S&P/TSX Composite Index and to internalize its crude oil marketing

Calgary, Sept. 22, 2005 (TSX – COS.UN) —Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that it has been selected for inclusion in the S&P/TSX Composite Index. In December 2005, the Trust will be included in the Index at 50 per cent of its full float adjusted weight and at full weighting in March 2006.

Canadian Oil Sands internalizes its crude oil marketing

After analyzing various alternatives, the Trust has decided to internalize the marketing of its share of Syncrude's crude oil production in 2006 following termination of the existing Marketing Services Agreement with EnCana Corporation.

"The decision to begin marketing our own crude oil volumes is a continuation of our efforts to actively manage our Syncrude investment. We believe a producer of our size will benefit from the market intelligence and relationships that result from having direct control of the marketing function," said Marcel Coutu, President and Chief Executive Officer. "Over the coming months, we plan to build a first class marketing team with dedicated knowledge of crude oil markets to optimize the price we receive for our production and to help optimize our marketing strategy going forward."

The Trust previously announced the appointment of Mr. Trevor Roberts, Chief Operations Officer, who will be responsible for overseeing this function within the organization.

With the completion of Stage 3 expected by mid 2006, Canadian Oil Sands anticipates an increase in Syncrude's annual productive capacity to 128 million barrels, or 45 million barrels net to the Trust.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 92.1 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- more -

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production and the impact of internalizing its crude oil marketing may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. In particular, Canadian Oil Sands' production is dependent upon the operation of various units at the Syncrude plant and upon the completion of the Stage 3 expansion. Inherent risks in implementing engineering designs and labour shortages and productivity impact the ability of Syncrude to complete the Stage 3 project as currently anticipated. Readers are directed to the advisory statement contained in the 2004 annual report of the Trust and the risk factors outlined in the annual information form dated March 15, 2005. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands non-Canadian ownership at approximately 46%

Calgary, September 28, 2005 (TSX – COS.UN) —Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that, based on information from a geographical search of its unitholders with a record date as of September 22, 2005, it estimates that approximately 46% of its unitholders are non-Canadian residents with the remaining 54% being Canadian residents.

This increase in the percentage of non-Canadian residents from the last search of 44% will continue to be monitored. As outlined in various press releases and its 2004 Annual Report, the Canadian Oil Sands' Trust Indenture provides that if it appears that the non-Canadian resident unitholdings are approximately 49% or more, the Trust will issue a public announcement that no further sales to non-Canadian residents will be allowed. At that level, no transfers will be processed by the trustee and transfer agent without the completion of a declaration indicating the residency status of the purchaser.

The trustee and transfer agent will be sending out requests for declarations of residency over the next week and we would ask that all unitholders complete such declarations and return them to their broker or the transfer agent, as applicable. Canadian Oil Sands will continue to post the results of its geographical searches as to the residency of unitholders at www.cos-trust.com under investor relations information.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 92.1 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: in the interest of providing Canadian Oil Sands Trust' unitholders and potential investors with information regarding the Trust, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated level of non-Canadian resident ownership. The method by which the level of ownership is monitored is subject to the limitations inherent in the securities registration system and the inability of transfer agents and issuers to obtain residency information in a timely manner. While the Trust has used geographical searches to determine the approximate level of non-Canadian residency, there are limitations to this measurement. The Trust would refer the reader to the full discussion of this issue contained on pages 41 and 42 of the Trust's 2004 Annual Report, pages 36 and 37 of the Annual Information Form of the Trust dated March15, 2005 and the Amended and Restated Trust Indenture, a copy of which is available on www.sedar.com. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a

result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE

Canadian Oil Sands Trust updates its Stage 3 progress and capital cost estimate

Calgary, Oct. 6, 2005 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today provided an update to its Stage 3 expansion capital cost estimate while maintaining the target completion date. Based on the latest information provided by Syncrude, we are increasing our P50 cost estimate to complete the Stage 3 project by two per cent to $8.3 billion from $8.1 billion. As at the end of September 2005, Syncrude reached about 95 per cent completion of construction with the remainder of the work related to final construction completion, testing and commissioning. The project remains on schedule for completion in early 2006 with an in-service date of mid 2006.

"We have re-assessed our best cost estimate for Stage 3 project completion because Syncrude has been experiencing lower construction progress than anticipated, requiring a larger workforce on site over the coming months in order to complete the project as scheduled," said Marcel Coutu, Canadian Oil Sands Limited's President and Chief Executive Officer. "The scope of the project remains intact and we still expect that it will be completed and in-service by mid 2006."

In March 2004, the Trust advised that, as a result of the re-assessment of the Stage 3 project by Syncrude and external construction experts, the total P50 cost estimate had risen to $7.8 billion with a new completion date of early 2006 and an in-service date of mid 2006. In the Trust's second quarter 2005 report, we indicated that Syncrude was experiencing progressively lower rates of construction productivity than anticipated due to a shortage and turnover of certain skilled labour coupled with challenges of maintaining sufficient supervisory staff for those trades. This labour issue is a reflection of the competition among large capital projects in the Fort McMurray area. As a result, we revised our P50 cost estimate to $8.1 billion at that time. These productivity issues have persisted, as shown on the construction progress charts that the Trust posts monthly on its website. In addition, more construction rework of supply components is expected, leading to the cost estimate increase announced today.

The long term economics for the Stage 3 project remain strong for Canadian Oil Sands Trust. The most recent two per cent cost estimate increase does not change our financing plans. The project is expected to ultimately increase annual productive capacity to approximately 128 million barrels gross to Syncrude, or 45 million barrels net to the Trust. Syncrude's large reserve base would allow production at these capacity rates for over 35 years. Furthermore, the project is designed to improve product quality to a new, ultra-low sulphur crude oil known as "Syncrude Sweet Premium". Two further

expansions have been contemplated that, although not yet approved by the Syncrude owners, could potentially raise productive capacity to over 500,000 barrels per day gross to Syncrude, or 177,450 barrels per day net to the Trust.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. Syncrude is one of the largest participants in the expanding development of Alberta's oil sands, a vast resource that rivals the crude oil reserves of Saudi Arabia. The Trust's approximately 92.1 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed costs of the Stage 3 expansion; the expected completion date and in service date for the Stage 3 project; the expected level of production following Stage 3; the return achieved from sales of Syncrude Sweet Premium and the projected expansion beyond Stage 3 as well as the productive output as a result of those expansions. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area; general economic, business and market conditions; commodity prices; the inherent risks in any engineering design, especially of the magnitude and scale of Stage 3; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

RECEIVED
2005 NOV -7 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Canadian Oil Sands

third quarter report 3

Canadian Oil Sands Trust doubles distribution to $1.00 per Unit following strong third quarter 2005 financial results

Calgary, Alberta (Oct. 25, 2005) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced an increase in its distribution to $1.00 per Trust Unit ("Unit"). The distribution will be paid on November 30, 2005 to unitholders of record on November 4, 2005.

"We are very pleased to double distributions to our unitholders, introducing an increase earlier than we had anticipated," said Marcel Coutu, President and Chief Executive Officer. "More than just a reflection of record quarterly financial results, this distribution increase indicates our confidence in the imminent completion of Syncrude's Stage 3 expansion. We are on a good pace toward reducing our net debt to targeted levels, which will strengthen our balance sheet and enable us to take advantage of growth opportunities. With the Stage 3 expansion on track for start-up in mid 2006, we are looking forward to a substantial increase in our production, enhancing our potential to raise distributions further."

Overview of third quarter 2005 results

- Funds from operations per Unit during the third quarter of 2005 were up 126 per cent to $3.96, or a total of $364 million, compared to the same period of 2004. Year to date, funds from operations per Unit were up 57 per cent to $8.07, or a total of $741 million, compared to the same period of 2004.
- Net income in the third quarter of 2005 was $380 million, or $4.13 per Unit, as compared to $186 million, or $2.06 per Unit, in the same period of 2004. Net income before unrealized foreign exchange gains and future income tax recoveries, which management believes is a better measure of operating performance, was $312 million, or $3.39 per Unit, in the third quarter of 2005 compared to $113 million, or $1.26 per Unit, in same quarter of 2004. For the nine-month period, net income rose to $657 million, or $7.16 per Unit in 2005 from $387 million, or $4.38 per Unit in 2004. A robust realized Syncrude Sweet Blend (SSB) ™ selling price during the first nine months of 2005 was offset somewhat by lower Syncrude production; higher operating, energy and non-production costs; and lower future income tax recoveries versus the same period in 2004.

- The better financial performance in 2005 over 2004 also reflects unhedged exposure to a strong realized SSB selling price, partially offset by lower 2005 sales volumes. The Trust's net SSB sales volumes were down 13 per cent year to date in 2005, averaging 75,210 barrels per day, compared to the same period of 2004. In the first half of 2005, Syncrude conducted the largest turnaround in its history while 2004 reflected record-setting sales from reliable operations and no coker turnaround. The third quarter of 2005 marked the return to more stable operations with sales volumes averaging 85,942 barrels per day. Sales volumes differ slightly from our share of Syncrude's production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.
- Operating costs in the third quarter of 2005 totalled $187 million compared to $164 million in the same period of 2004. On a per barrel basis, operating costs were up 15 per cent, averaging $23.61, largely as a result of higher purchased energy and Syncrude's incentive compensation costs. For the nine-month period, operating costs increased to $547 million in 2005 from $447 million last year. Year-to-date 2005 per barrel operating costs were up 41 per cent from 2004, averaging $26.63 per barrel, primarily reflecting the impact of lower 2005 sales volumes in addition to higher purchased energy and Syncrude's incentive compensation costs.
- Purchased energy was $6.23 per barrel compared with $3.95 per barrel of SSB in the third quarter of 2005. On a year-to-date basis, purchased energy totalled $6.17 per barrel compared with $4.09 per barrel, reflecting higher natural gas prices and consumption in 2005 compared to 2004.
- A high SSB realized selling price more than doubled our netback to $53.05 per barrel for the third quarter of 2005 compared to the same quarter of 2004. Netback is being defined as realized selling price after hedging, less operating costs and Crown royalties.
- Capital expenditures were down slightly to $623 million in the first nine months of 2005 compared to $673 million in the same period of 2004 with approximately 71 per cent directed to the Stage 3 expansion in 2005.
- Net debt-to-book capitalization was 35 per cent at the end of the third quarter of 2005. Net debt as of September 30, 2005 declined to $1.7 billion from its peak of $1.9 billion earlier in 2005.

CANADIAN OIL SANDS TRUST Highlights				
(millions of Canadian dollars, except Trust unit and volume amounts)				
	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Net Income	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Per Trust unit- Basic and Diluted	$ 4.13	$ 2.06	$ 7.16	$ 4.38
Funds From Operations	$ 364.0	$ 157.4	$ 740.9	$ 454.2
Per Trust unit	$ 3.96	$ 1.75	$ 8.07	$ 5.14
Unitholder Distributions	$ 92.1	$ 47.1	$ 183.9	$ 134.7
Per Trust unit	$ 1.00	$ 0.50	$ 2.00	$ 1.50
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)	7.9	8.0	20.5	23.8
Daily average (bbls)	85,942	86,635	75,210	86,684
Per Trust unit (bbls/Trust unit)	0.1	0.1	0.2	0.3
Operating Costs per barrel	$ 23.61	$ 20.60	$ 26.63	$ 18.83
Net Realized Selling Price per barrel				
Sales revenue	$ 78.06	$ 56.44	$ 71.23	$ 51.66
Transportation and marketing expense	(1.39)	(1.54)	(1.52)	(1.44)
Realized selling price before hedging	$ 76.67	$ 54.90	$ 69.71	$ 50.22
Crude oil price hedging gains (losses)	-	(10.22)	-	(7.66)
Currency hedging gains (losses)	0.76	0.39	0.80	0.33
Net realized selling price	$ 77.43	$ 45.07	$ 70.51	$ 42.89
West Texas Intermediate ($US per barrel)	$ 63.31	$ 43.89	$ 55.61	$ 39.21

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

Syncrude operational performance

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

Production may differ from that posted on Canadian Oil Sands Trust's Web site due to rounding.

SSB production during the third quarter of 2005 totalled 21.9 million barrels, or approximately 238,000 barrels per day, compared to 22.4 million barrels, or approximately 243,000 barrels per day, for the same period in 2004. Third quarter 2005 production was 900,000 barrels higher than initially forecast in our second quarter 2005 report due to a later start of the scheduled turnaround and revamp of the vacuum distillation unit. The third quarter of 2004 was impacted by maintenance work on the LC Finer and Coker 8-1's CO Boiler.

For the nine months ended September 30, 2005 production was down 14 per cent to 57.3 million barrels compared to record-setting production of 66.3 million barrels achieved during the same period of 2004. During 2005, additional repairs and a shortage of available labour, caused by competing oil sands projects, extended the repair and turnaround activities on Hydrogen Plant 9-3 and Coker 8-2. Feed restrictions on the vacuum distillation unit also impacted production. Comparatively, the 2004 nine-month period ended September 30 was marked by reliable operations and no coker turnaround.

Syncrude employees and contractors achieved record-setting safety performance in the third quarter with a lost-time injury ("LTI") rate of 0.02 per 200,000 workforce hours. The year-to-date rate is 0.04 for every 200,000 hours, well below the last best annual LTI rate of 0.10 set in 2002 and the provincial average of 2.9.

"Syncrude is undergoing one of the busiest times in our history. We continue to focus on a safe and reliable operation, and completing our largest expansion since we began shipping oil in 1978," said Syncrude President and COO Jim Carter. "It makes me especially proud to see the strong safety performance by both our contractors and employees during this busy period."

Stage 3 project update

The Stage 3 project remains on schedule with commissioning and testing in early 2006 and all units operating by mid 2006.

"We're moving towards another important milestone on our Upgrader Expansion with the commencement of the maintenance turnaround on the vacuum distillation unit that includes critical revamp work as part of the expansion project," said Syncrude CEO Charles Ruigrok. "We've now completed about 95 per cent of the construction on the Upgrader Expansion and are focusing our efforts on finishing much of the remaining construction by year end."

As at September 30, 2005 the Syncrude Joint Venture had expended approximately $7.7 billion of the total $8.3 billion estimated project cost for the Stage 3 expansion, which includes $0.7 billion for the Aurora 2 mining train completed in late 2003. Net to Canadian Oil Sands, the total cost for the Stage 3 expansion is equivalent to approximately $2.9 billion, with $2.7 billion expended to the end of the third quarter of 2005. Canadian Oil Sands will continue to provide monthly updates on construction and cost progress through charts posted on its Web site at http://www.cos-trust.com/asset/syncrude21.aspx.

Proposal to split units

Canadian Oil Sands currently intends to put forward a resolution to its unitholders at the next annual general meeting, scheduled for April 25, 2006, to split the Trust Units, subject to receipt of all required regulatory approvals. We believe a Unit split will encourage broader investment in the Trust.

Foreign ownership increases

Based on geographical data as of October 13, 2005, we estimate that approximately 53 per cent of the Trust's Units are held by Canadian residents, with the remaining 47 per cent held by non-Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers must rely upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice.

On September 29, 2005, based on a geographical list, Canadian Oil Sands issued a press release stating that the level of Units held by non-Canadian residents was approximately 46 per cent. As at October 13, 2005 this level increased to 47 per cent. The Trust will continue to monitor and post the results of its searches on its Web site. If 49 per cent or more of the Units are held by non-resident Canadians, Canadian Oil Sands will then make a public announcement that there will be no further sales to non-Canadian residents, and no transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is a Canadian resident. In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

Premium distribution, distribution reinvestment and optional unit purchase plan (DRIP)

The DRIP allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution.

Eligible unitholders who wish to participate in the Trust's DRIP must file their election form, in the case of registered Unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the November 4, 2005 record date**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed

and sent in before November 4, 2005. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

Federal tax consultation process

On September 8, 2005 the federal government of Canada issued its consultation paper regarding the treatment of income trusts. The Trust appreciates the continued consultation process but feels that the federal government's subsequently imposed moratorium on all rulings relating to income trusts is unnecessary and not in the best interests of the Canadian public and investors.

Income trusts comprise a significant portion of the public issuers in Canada and offer investors a tax effective form of income. Since its formation in October 1995 to September 30, 2005 Canadian Oil Sands has provided unitholders with a 1,095 per cent capital appreciation in the unit price and distributions of $17.16 per Unit. Additionally, it has provided over $2.8 billion in capital funding for expansions at Syncrude that have created job opportunities for over 6,000 contract workers and provided sources of income for a number of businesses in Alberta and throughout Canada. Contrary to certain public opinion, income trusts boost national productivity and are a source of innovation and development. Through its interest in Syncrude, the Trust has spent approximately $20 million per year in the last five years on research and development and has invested over $3 billion in new capacity. Canadian Oil Sands believes that the income trust structure encourages more disciplined management of businesses. Funds from operations are used to appropriately sustain and grow the business and the remaining free cash flow is available for distribution to investors who either currently or ultimately will pay tax at a generally higher personal rate than do corporations.

Canadian Oil Sands is opposed to the creation of more taxation through taxes on income trusts as such a move would only serve to punish investors. A more constructive policy is to improve the corporate dividend tax credit, thereby providing corporations with the ability to make more effective disbursements of their profits to their investors, which income will ultimately be taxed and re-circulated by those investors in generating jobs and further income for the government. Canada is already among the highest taxed nations in the world and reducing taxes on corporate dividends would eliminate the history of double taxation in this area. This approach also provides the federal government with an opportunity to begin reducing the Canadian taxation of its residents and its corporations, which are the economy's drivers. We also believe that the current 15 per cent withholding tax on all distributions to non-Canadian residents results in the federal government not losing any significant amount of monies from foreign investors and preserves the critical benefits to Canadian issuers of being able to access global capital markets.

We would encourage any unitholders or potential investors who support our views to send a message to the Minister of Finance, whose contact information is available on the following Web site: www.fin.gc.ca/admin/contact-e.html.

S&P confirms inclusion of income trusts in S&P/TSX Composite Index

On October 11, 2005 Standard & Poor's confirmed that it will proceed with its previously announced schedule for including income trusts in the S&P/TSX Composite Index. Following market close on December 15, 2005, income trusts will be added to the index at 50 per cent of their full float adjusted weight and at full weighting on the March 17, 2006 market close.

Outlook

The following provides Canadian Oil Sands' outlook for 2005 and 2006 as of October 25, 2005 and is subject to change without notice. For more detail on the factors and risks that could potentially impact the outlooks, please refer to the Management's Discussion and Analysis section of the third quarter 2005 report and the October 25, 2005 guidance documents for 2005 and 2006, all of which are available on the Trust's Web site at www.cos-trust.com under investor information. The information in these sections is all forward-looking, and as such, is qualified by the advisory noted below.

2005 Outlook:

- Fourth quarter 2005 Syncrude production is estimated to total approximately 21 million barrels, or 7.3 million barrels net to the Trust based on our 35.49 per cent interest.
- Annual 2005 Syncrude production is estimated to range between 77 to 80 million barrels, or 27.3 to 28.4 million barrels net to the Trust. The single point Syncrude production estimate is 78 million barrels, or 27.7 million barrels net to the Trust.
- Annual 2005 funds from operations are forecast to total $974 million, or $10.59 per Unit, reflecting a fourth quarter 2005 average WTI crude oil price assumption of US$60.00 per barrel. Revenues are estimated at approximately $1.9 billion in 2005, with forecast operating costs, including purchased energy, of $748 million, or $27.02 per barrel.
- 2005 capital expenditures are estimated to reach $796 million, with approximately $553 million directed to the Stage 3 expansion.

2006 Outlook:

- Syncrude production is estimated to range between 95 to 110 million barrels in 2006, or 34 to 39 million barrels net to the Trust based on our 35.49 per cent interest. In anticipation of a reasonable line-out period as we ramp up to our full production potential, we expect to exit 2006 at about 315,000 barrels per day gross to Syncrude, or 112,000 barrels net to the Trust.

- Funds from operations are forecast to total $979 million, or $10.53 per Unit, based on an average WTI crude oil price of US$55 per barrel and a foreign exchange rate of $0.85 US/Cdn for 2006. Revenues are estimated at approximately $2.3 billion in 2006 with operating costs excluding purchased energy of $594 million, or $16.74 per barrel. Purchased energy costs are estimated to total $325 million, or $9.16 per barrel.
- Capital expenditures are expected to total $294 million in 2006 with approximately $85 million directed to the Stage 3 expansion.
- Based on our pricing and production forecast at October 25, 2005 Canadian Oil Sands anticipates we will begin paying Crown royalties at the full 25 per cent rate in early 2006.

Canadian Oil Sands Trust presentation at the Canaccord Capital conference

Mr. Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands, is scheduled to present at Canaccord Capital's UK Energy Trust Conference in London, England on October 27 at 2:15 p.m. local time. The presentation slides will be available at Canadian Oil Sands Trust's Web site, www.cos-trust.com under investor information, presentations & Web casts.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 92.1 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's production, operations and costs for 2005 and 2006 as well as future payout levels, distributions and the completion and costs relating to Stage 3, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2004 annual report of the Trust and the risk factors outlined in the annual information form dated March 15, 2005. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of October 25, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine months ended September 30, 2005 and September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated cost and completion date for Stage 3, the impact of future Syncrude incentive compensation costs on operating costs, the trend of Stage 3 costs narrowing in scope, the view that Stage 3 will increase production and sales, thereby increasing free cash flow, the timing regarding reaching the Trust's net debt target, the need for future hedging, the potential tax changes that may impact the Trust, the return achieved from sales of Syncrude Sweet Premium and the projected expansion beyond Stage 3 as well as the productive output as a result of those expansions, the expected price for crude oil and natural gas in 2005 and in 2006, the expected maintenance in 2005, the expected reduction in sulphur emissions from the Syncrude emission reduction project, the actual taxes paid in the future by Canadian Oil Sands, the expected production level at Syncrude in the fourth quarter and for 2005, the expected timing and associated production impact of coker and other unit turnarounds, the expected revenues and operating costs for 2005 and 2006, the expected funds from operations for 2005 and 2006, the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income, the expected capital expenditures in 2005 and beyond, the anticipated levels of foreign ownership, and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the ability of the other joint venture owners of Syncrude to modify the 2006 budget at Syncrude, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the third quarter of 2005, Syncrude oil production totalled 21.9 million barrels, or 7.8 million barrels net to the Trust based on its 35.49 per cent Syncrude working interest. Third quarter Syncrude production was higher than the 21 million barrels estimated in our second quarter report due to a later start of the scheduled vacuum distillation unit turnaround as well as steady and reliable operations during the period. Syncrude's third quarter production of approximately 238,000 barrels per day, or 85,000 barrels per day net to the Trust, in 2005 was slightly lower than the same period of 2004, which averaged 243,000 barrels per day, or 86,000 barrels per day net to the Trust. Production in both quarters was impacted by turnaround work with the third quarter of 2004 reflecting a longer than expected LC-finer turnaround and

the third quarter of 2005 including the start of scheduled maintenance and revamp activities on the vacuum distillation unit.

For the nine months ended September 30, 2005 Syncrude production was 57.3 million barrels, 20.3 million barrels net to the Trust compared to 66.3 million barrels, or 23.5 million barrels net to the Trust in the same period of 2004. Reformer tube repairs in Hydrogen Plant 9-3, following an over-pressurization, advanced and extended the planned coker 8-2 turnaround, reducing 2005 first quarter production by approximately 4 million barrels; an additional 4 million barrel production decrease from the 2005 coker turnaround accounts for the majority of the remaining difference.

The impact of Syncrude's third quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues, after transportation and marketing expense	$ 612.3	$ 492.2	$ 343.1	$ 333.4	$ 359.3	$ 340.8	$ 318.5	$ 222.4
Net income	$ 380.2	$ 218.6	$ 58.6	$ 122.1	$ 185.7	$ 98.0	$ 103.4	$ 56.9
Per Trust unit, Basic and Diluted	$ 4.13	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12	$ 1.18	$ 0.65
Funds from operations	$ 364.0	$ 283.9	$ 93.0	$ 121.6	$ 157.4	$ 155.0	$ 141.8	$ 44.7
Per Trust unit	$ 3.96	$ 3.09	$ 1.02	$ 1.33	$ 1.75	$ 1.77	$ 1.62	$ 0.51
Daily average sales volumes (bbls)	85,942	79,506	59,897	78,294	86,635	85,116	88,302	68,990
Net realized selling price, after hedging ($/bbl)	$ 77.43	$ 68.03	$ 63.66	$ 46.29	$ 45.07	$ 44.00	$ 39.64	$ 35.04
Operating costs ($/bbl)	$ 23.61	$ 21.35	$ 38.13	$ 21.27	$ 20.60	$ 19.00	$ 16.91	$ 22.93

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since year-end. We believe material information relates to the business of the Trust and its subsidiaries and would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture.

Canadian Oil Sands' third quarter 2005 funds from operations and net income set new records primarily as a result of the high $76.67 per barrel realized selling price before hedging for our Syncrude Sweet Blend ("SSB") ™ product. The Trust also benefited from full exposure to this market price as 2005

production remains unhedged. Funds from operations rose 131 per cent to $364 million, or $3.96 per Trust Unit ("Unit"), in the third quarter of 2005, compared to $157 million, or $1.75 per Unit for the same 2004 quarter. Net income was $380 million, or $4.13 per Unit, in the third quarter of 2005, up from $186 million, or $2.06 per Unit, in the third quarter of 2004.

Net income rose to $657 million, or $7.16 per Unit, from $387 million, or $4.38 per Unit, in the first nine months of 2005 and 2004, respectively. A significantly higher realized SSB selling price in the first nine months of 2005 was offset by lower Syncrude production, higher operating, energy and non-production costs, and lower future income tax recoveries versus the same period in 2004. Funds from operations increased 63 per cent to $741 million, or $8.07 per Unit from $454 million, or $5.14 per Unit in the nine months ended September 30 of 2005 and 2004, respectively.

Net income before unrealized foreign exchange gains and future income tax recoveries, which management believes is a better measure of operational performance than net income, was $312 million, or $3.38 per Unit in the third quarter of 2005, compared to $113 million, or $1.26 per Unit, in the same period of 2004. The table below reconciles this measure to net income.

($ millions)	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Net income per GAAP	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt	(60.9)	(65.6)	(40.1)	(32.3)
Future income tax expense (recovery)	(7.6)	(7.2)	(13.3)	(37.5)
Net income before foreign exchange and future income taxes	$ 311.7	$ 112.9	$ 604.0	$ 317.3

The earnings reflected in the previous table are a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In management's opinion, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. The earnings in the previous table and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Transportation and Marketing Expense

($ millions)

	Three Months Ended September 30			Nine Months Ended September 30		
	2005	2004	Variance	2005	2004	Variance
Sales revenue [1]	$ 617.2	$ 449.9	$ 167.3	$ 1,462.5	$ 1,226.9	$ 235.6
Transportation and marketing expense	(11.0)	(12.2)	1.2	(31.3)	(34.3)	3.0
	606.2	437.7	168.5	1,431.2	1,192.6	238.6
Crude oil hedging gains (losses) [1]	-	(81.4)	81.4	-	(181.8)	181.8
Currency hedging gains (losses) [1]	6.1	3.0	3.1	16.4	7.8	8.6
Total hedging gains (losses)	6.1	(78.4)	84.5	16.4	(174.0)	190.4
	$ 612.3	$ 359.3	$ 253.0	$ 1,447.6	$ 1,018.6	$ 429.0
Sales volumes (MMbbls)	7.9	8.0	(0.1)	20.5	23.8	(3.3)

[1] *The sum of sales revenue and crude oil and currency hedging gains (losses) equals Syncrude Sweet Blend revenues on the Trust's consolidated statement of income.*

($ per barrel)

	2005	2004	Variance	2005	2004	Variance
Sales revenue	$ 78.06	$ 56.44	$ 21.62	$ 71.23	$ 51.66	$ 19.57
Transportation and marketing expense	(1.39)	(1.54)	0.15	(1.52)	(1.44)	(0.08)
Realized selling price before hedging losses	76.67	54.90	21.77	69.71	50.22	19.49
Crude oil hedging gains (losses)	-	(10.22)	10.22	-	(7.66)	7.66
Currency hedging gains (losses)	0.76	0.39	0.37	0.80	0.33	0.47
Total hedging gains (losses)	0.76	(9.83)	10.59	0.80	(7.33)	8.13
Net realized selling price	$ 77.43	$ 45.07	$ 32.36	$ 70.51	$ 42.89	$ 27.62

Revenues after transportation and marketing expense and before hedging increased by $169 million to $606 million in the third quarter of 2005 compared to the same quarter in 2004 due to a significantly higher realized selling price, somewhat offset by lower SSB sales volumes. The third quarter 2005 realized selling price before hedging was $76.67 per barrel, a 40 per cent increase over the $54.90 per barrel price in the comparable 2004 quarter. In addition, $81 million, or $10.22 per barrel, of hedging losses were incurred in the third quarter of 2004 as part of the financing risk mitigation strategy for the Stage 3 expansion project. Production in 2005 is unhedged as the expansion is nearing completion and we believe that the financing risk is no longer significant.

The high realized SSB selling price reflects the strong benchmark West Texas Intermediate ("WTI") price, which our SSB product closely follows, and the relatively high premiums the SSB product has received in the market. WTI averaged US$63.31 per barrel in the third quarter of 2005, a 44 per cent increase over the average WTI price in the same period of 2004. Our SSB crude oil received a weighted-average premium of $0.85 per barrel compared to average Canadian dollar WTI in the third quarter of 2005 versus a $2.39 per barrel discount in the third quarter of 2004. Strengthening of the Canadian dollar relative to the U.S. dollar served to somewhat offset the revenue increase from the WTI crude price. The Canadian dollar averaged $0.83 US/Cdn in the third quarter of 2005 relative to the same period in 2004 when the foreign exchange rate averaged $0.76 US/Cdn.

On a year-to-date basis, revenues after transportation and marketing expense and before hedging increased by $239 million to $1,431 million compared to the same 2004 period due to a higher realized selling price, partially offset by lower SSB sales volumes and a stronger Canadian dollar. Sales volumes in the first nine months averaged approximately 75,000 barrels per day, compared to about 87,000 barrels per day in the first nine months of 2004, as a result of the repairs, turnarounds, and maintenance activity that occurred early in 2005. The average WTI crude price rose 42 per cent to US$55.61 per barrel in the first nine months of 2005 from US$39.21 per barrel in the same period of 2004. The stronger Canadian dollar somewhat mitigated the WTI price increase, averaging $0.82 US/Cdn in the first nine months of 2005, up from $0.75 US/Cdn in the same period of 2004. The 2005 SSB price also reflects a weighted-average premium of $1.15 per barrel against average Canadian dollar WTI versus a discount of $1.73 per barrel in the same period of 2004.

Our 2005 revenues fully reflect the high crude oil price environment as we have no crude oil price hedges in place, whereas year-to-date 2004 revenues were reduced by $182 million, or $7.66 per barrel due to crude oil hedging losses. Overall, total hedging activities including currency hedges contributed $6 million, or $0.76 per barrel, to our revenues and funds from operations in the third quarter of 2005, compared to a crude oil and currency hedge reduction in revenues and funds from operations of $78 million, or $9.83 per barrel, in the same period of 2004. For the nine month period ended September 30, 2005, currency hedge gains of $16 million contrast with the 2004 net oil and currency hedging losses of $174 million. Our crude oil and foreign currency hedging activity is more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		2005		2004	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	1.44		1.58		1.86		1.79	
Bitumen production	6.73		6.42		7.63		6.07	
Purchased energy [3]	2.72		1.92		2.79		1.75	
	10.89	12.63	9.92	11.09	12.28	14.69	9.61	11.38
Upgrading Costs [2]								
Bitumen processing and upgrading		3.09		3.19		3.95		3.17
Turnaround and catalysts		1.22		1.06		3.07		0.77
Purchased energy [3]		3.08		1.80		2.83		2.02
		7.39		6.05		9.85		5.96
Other and research		3.04		1.12		2.17		0.77
Change in treated and untreated inventory		0.21		1.32		(0.33)		0.07
Total Syncrude operating costs		23.27		19.58		26.38		18.18
Canadian Oil Sands adjustments [4]		0.34		1.02		0.25		0.65
Total operating costs		23.61		20.60		26.63		18.83
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	279	238	272	243	251	210	286	242

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

[2] Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

[3] Natural gas costs averaged $8.31/GJ and $6.18/GJ in the third quarter of 2005 and 2004, respectively. For the nine months ended September 30, natural gas costs averaged $7.29/GJ and $6.24/GJ in 2005 and 2004, respectively.

[4] Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
	$/bbl SSB	$/bbl SSB	$/bbl SSB	$/bbl SSB
Production costs	17.38	16.65	20.46	14.74
Purchased energy	6.23	3.95	6.17	4.09
Total operating costs	23.61	20.60	26.63	18.83
	GJs/bbl SSB	GJs/bbl SSB	GJs/bbl SSB	GJs/bbl SSB
Purchased energy consumption	0.75	0.64	0.85	0.66

Operating costs in the third quarter of 2005 increased to $187 million, or $23.61 per barrel, from $164 million, or $20.60 per barrel, in the same quarter of 2004, mainly as a result of higher purchased energy costs and Syncrude incentive compensation costs. Purchased energy, which consists mainly of natural gas, reflects a 34 per cent rise in natural gas prices to $8.31 per gigajoule ("GJ") in the third quarter of 2005 from $6.18 per GJ in the same 2004 quarter. Purchased energy consumption increased by 17 per cent to 0.75 GJs per barrel from 0.64 GJs per barrel in the third quarter of 2005 and 2004, respectively. Consumption rose as bitumen production shifted to the Aurora mine, which relies mainly on purchased natural gas for its energy needs, and to provide additional heat for recovery enhancement. Commissioning of individual Stage 3 units, such as the hydrogen plant, also raised purchased energy consumption as they were brought into service without an offsetting increase in SSB production.

A portion of Syncrude's incentive compensation is based on the market return performance of several of Syncrude owners' shares/units. The resulting incentive plan valuation changes are recorded as operating cost increases or decreases. Strong return performance of the Syncrude owners during the third quarter of 2005 added approximately $58 million, $20 million net to the Trust, to operating costs, which is reflected in the "Other and research" line of the operating cost table.

Year-to-date 2005 operating costs increased to $547 million, or $26.63 per barrel, compared to $447 million, or $18.83 per barrel in 2004. Turnaround, maintenance, and repair activity in the first nine months of 2005, including the Coker 8-2 turnaround, significantly decreased Syncrude production and increased overall expenditures relative to the same period in 2004. Purchased energy costs rose as natural gas prices increased 17 per cent to $7.29 per GJ from $6.24 per GJ in 2005 and 2004, respectively. The volume of purchased energy consumed per barrel of SSB also rose 29 per cent to 0.85 GJs per barrel in

2005 compared to 0.66 GJs per barrel in the first nine months of 2004 as turnaround and maintenance work reduced operational efficiency, Stage 3 units were started, and additional heat was used to enhance recovery. Per unit purchased energy consumption is expected to rise because bitumen will be increasingly sourced from the Aurora mine, which relies mainly on purchased natural gas for its energy needs, following the completion of Stage 3. Due to Aurora's remote location, process heat from the upgrader is unavailable. As well, additional hydrogen will be used to increase product quality from SSB to Syncrude Sweet Premium ("SSP")™. While the 2005 natural gas consumption per barrel includes some temporary increases, it is expected that consumption going forward will average about 0.80 GJs per barrel versus historical consumption closer to 0.75 GJs per barrel.

Additionally, the strong return performance of the Syncrude owners' share/unit prices in the first nine months of 2005 increased Syncrude's year-to-date incentive compensation costs to approximately $97 million, $35 million net to the Trust, from $16 million, or $6 million net to the Trust, in the same period of 2004. A mark-to-market revaluation of the incentive plan is recorded in operating costs at each period end.

Non-production costs

Non-production costs in the third quarter of 2005 were $20 million, or $2.57 per barrel compared to $11 million, or $1.33 per barrel, in the same period of 2004. For the nine months ended September 30, non-production costs rose to $53 million from $32 million in 2005 and 2004, respectively. As the Stage 3 expansion project nears completion, more of the units associated with this project are being commissioned and handed over to operations. The ready-for-operations team, which is responsible for this process, has been increased in 2005 to handle the large volume of handovers resulting in higher non-production costs compared to the same periods in 2004. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as pre-feasibility engineering, commissioning, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Interest expense, net

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Interest expense	$ 26.9	$ 25.8	$ 80.6	$ 72.4
Interest income and other	(0.6)	(1.5)	(2.0)	(2.7)
Interest expense, net	$ 26.3	$ 24.3	$ 78.6	$ 69.7

Net interest expense increased by $2 million and $9 million, respectively, in the three and nine month periods ended September 30, 2005 compared to the same 2004 periods. The increase primarily reflects

higher debt levels in 2005 relative to 2004 as a result of spending on our Stage 3 expansion program.

Depreciation, depletion and accretion expense

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Depreciation and depletion expense	$ 47.7	$ 43.6	$ 124.9	$ 129.5
Accretion expense	0.5	0.4	1.3	1.2
	$ 48.2	$ 44.0	$ 126.2	$ 130.7

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended September 30, 2005 rose by $4 million compared to the same period in 2004. The effective property, plant, and equipment D&D rate in the third quarter of 2005 was $6.11 per barrel of production compared to $5.48 per barrel in the same period of 2004.

In contrast, D&D expense, excluding accretion expense, decreased $5 million in the first nine months of 2005 compared to the same period in 2004. Production in the first nine months of 2005 was approximately three million barrels lower than the first nine months of 2004, more than offsetting the rise in the D&D rate to $6.11 per barrel from $5.50 per barrel in 2004.

The higher 2005 D&D rate reflects estimates of the Trust's future development costs as provided for in the Trust's December 31, 2004 independent reserves report. The Trust's December 31, 2004 independent reserves report is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our Web site at www.cos-trust.com.

Foreign exchange gains

The 2005 and 2004 foreign exchange gains are mainly the result of revaluations of our U.S. denominated long-term debt caused by fluctuations in U.S. and Canadian exchange rates. These unrealized long-term debt foreign exchange gains totalled $61 million and $66 million in the third quarter of 2005 and 2004, respectively. The Canadian dollar was stronger on September 30 relative to June 30 in both of these years, moving to about $0.86 US/Cdn from $0.82 US/Cdn in 2005 and to about $0.79 from $0.75 in 2004. Similarly, for the first nine months of both years the Canadian dollar strengthened from the prior year-end to September 30 resulting in $40 million and $32 million of foreign exchange revaluation gains in the first three quarters of 2005 and 2004, respectively. The remaining foreign exchange losses relate to the conversion of U.S. denominated cash, receivable, and payable balances.

Future income tax

In the first nine months of 2005, we recorded a non-cash future income tax recovery of $13 million. In the same period of 2004, a future income tax recovery of $38 million was recorded, of which $10 million resulted from a decrease in the Alberta corporate tax rate announced during the period with the remaining balance primarily due to changes in temporary differences. The future income tax liability recorded on the Trust's Consolidated Balance Sheet is a requirement under GAAP, but is not expected to result in higher cash taxes being paid by Canadian Oil Sands in the future.

CHANGE IN ACCOUNTING POLICIES

As of October 25, 2005 there were no changes to the Trust's accounting policies from December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	September 2005	December 2004
Long-term debt	$ 1,715.7	$ 1,699.8
Less: Cash and short-term investments	38.5	17.8
Net debt	$ 1,677.2	$ 1,682.0
Unitholders' equity	$ 3,168.3	$ 2,635.9
Total capitalization [1]	$ 4,845.5	$ 4,317.9

[1] Net debt plus unitholders' equity

As the Stage 3 expansion nears completion, we are focusing on implementing our financing strategy and maintaining a strong capital structure. The Trust continues to benefit from high 2005 crude oil prices which have resulted in a stronger than anticipated financial position at September 30, 2005. Additional equity built in the first nine months of 2005 raised the Trust's capitalization by about $500 million, with net debt to total capitalization improving to about 35 per cent at September 30, 2005 compared to 39 per cent at June 30, 2005 and December 31, 2004. In the third quarter of 2005, we repaid $117 million of bank debt borrowings, leaving $75 million drawn against our operating credit facilities at September 30, 2005, compared to $19 million at the end of 2004. The Trust's Premium distribution, distribution reinvestment and optional unit purchase plan ("DRIP") generated $58 million in new equity in the nine months ended September 30, 2005.

Funds from operations in the third quarter of 2005 set a Canadian Oil Sands Trust quarterly record at $364 million, or $3.96 per Unit, an increase of $207 million compared to the same period in 2004. Third quarter funds from operations were more than sufficient to cover the $230 million of capital expenditures and pay distributions, enabling debt repayments in the period.

On a year-to-date basis, 2005 funds from operations totalled $741 million, or $8.07 per Unit, compared to $454 million, or $5.14 per Unit in the first nine months of 2004. A decrease in 2005 sales volumes relative to the same period in 2004 was more than offset by the strong, unhedged realized sales price for our product. Funds from operations were sufficient to fund the $623 million of capital expenditures and the $80 million of Unitholder distributions, net of DRIP proceeds, paid in the first nine months of 2005. The remaining funds from operations, combined with draws on our operating credit facilities, were used to finance working capital increases.

The Trust's financing strategy remains unchanged, with a clear focus on debt reduction towards a $1.2 billion net debt target. Based on our 2006 outlook, disclosed in detail later in this report, we anticipate that the net debt target will be reached by the end of 2006. The Stage 3 project is nearing completion, and while the overall cost continues to trend higher, we believe the magnitude of potential cost increases has narrowed substantially. Additional sales from Stage 3 production are expected in mid 2006, and should result in significant free cash flow to execute the finance plan. The third quarter and year-to-date 2005 financial results demonstrate that, under the current robust price environment, the Trust is generating sufficient funds from operations to fund its capital expenditures. These factors provide greater confidence in the Trust achieving its financial objectives, and accordingly the distribution has been doubled to $1.00 per Unit in respect of the third quarter of 2005. This distribution increase recognizes the Trust's strengthening financial position while maintaining the focus on a relatively quick net debt reduction that will provide the financial flexibility to maximize Unit values in the long-term.

Effective April 27, 2005 Canadian Oil Sands replaced three operating credit facilities totalling $660 million with two new unsecured credit facilities totalling $840 million. In addition, the letter of credit facility was raised to $35 million from the previous $25 million. An overview of the key facilities terms can be found in Note 4 to the interim consolidated financial statements. With the available credit facilities, the DRIP program, and the Trust's expected funds from operations we do not expect any further equity issues outside of the DRIP to assist in financing our share of Syncrude's remaining Stage 3 costs and other current capital commitments.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had 92.1 million Units outstanding at September 30, 2005 and, with the Unit price closing at $128.45 on that date, the market capitalization of the Trust was approximately $12 billion.

Canadian Oil Sands Trust - Trading Activity	Third Quarter 2005	September 2005	August 2005	July 2005
Unit price				
High	$ 129.66	$ 129.66	$ 127.50	$ 106.50
Low	$ 91.00	$ 121.17	$ 102.80	$ 91.00
Close	$ 128.45	$ 128.45	$ 127.50	$ 104.00
Volume traded (000's)	16.7	5.1	7.2	4.4
Weighted average number of units outstanding (000's)	92.0	92.1	91.9	91.9

The Trust has declared a distribution of $1.00 per Unit in respect of the quarter ended September 30, 2005 for total distributions of approximately $92 million. The distribution will be paid on November 30, 2005 to Unitholders of record on November 4, 2005. A Unitholder distribution schedule is included in Note 6 to the interim consolidated financial statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to partially fund capital expenditures to the extent funds from operations have not been sufficient to fund the Trust's distributions, capital expenditures, and increases to working capital. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 96,000 options granted in the first quarter of 2005 with an exercise price of $73.43 per option and 3,000 options granted in the third quarter of 2005 with an exercise price of $124.93. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For the 3,000 options issued in the third quarter, the exercise price is further reduced by distributions over a threshold. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

CAPITAL EXPENDITURES

Capital spending in the third quarter of 2005 was $230 million compared to $249 million in the same period of 2004. With approximately 67 per cent of the third quarter 2005 capital expenditures pertaining to Syncrude's Stage 3 project, UE-1 construction approached 95 per cent completion. As at September 30, 2005 the Syncrude Joint Venture had expended approximately $7.7 billion of the total $8.3 billion estimated project cost for the Stage 3 expansion, which includes $0.7 billion for the Aurora 2 mining train, completed in late 2003. Net to Canadian Oil Sands, the total cost for the Stage 3 expansion is equivalent to approximately $2.9 billion, with $2.7 billion expended to the end of the third quarter of 2005.

We also incurred $45 million of capital expenditures in the third quarter of 2005 related to the South West Quadrant Replacement ("SWQR") project, compared to approximately $39 million in the same period in 2004. The SWQR project relates to additional mining systems that are designed to replace bitumen

production from the dragline and bucket-wheel operations in the southwest quadrant of the Base Mine, which is scheduled to be depleted in 2006.

Our annual capital expenditure forecast for 2005 is $796 million, which is $146 million lower than the annual capital expenditures incurred in 2004. The decrease reflects the lower capital expenditures of the UE-1 project as it moves towards completion. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of September 30, 2005 there have been no significant changes to the Trust's contractual obligations or commitments from our 2004 year-end disclosure, as our share of increases in the Stage 3 and the Syncrude emission reduction program estimated expenditures have been offset by payments in the first nine months of 2005.

RISK MANAGEMENT

Crude Oil Price Risk

During the first three quarters of 2005, Canadian Oil Sands did not have any crude oil price hedges in place; therefore, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices, compared to losses of $81 million, or $10.22 per barrel, and $182 million, or $7.66 per barrel, in the third quarter and first nine months of 2004, respectively. In the first nine months of 2004, we had hedged 39,000 barrels per day, or approximately 43 per cent of our production, to assist in mitigating our financing risk associated with Stage 3 funding. We continue to believe that the Trust's financing risk for the Stage 3 expansion has been reduced significantly with less than one year left in the expansion, the strong balance sheet of the Trust, and strong energy prices expected for the remainder of the year and into 2006. Therefore, as at September 30, 2005 and based on current expectations, the Trust remains unhedged on its crude oil price exposure.

Foreign Currency Hedging

As at September 30, 2005 we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollars hedged *($ millions)*	$ 25.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.664	$ 0.669	$ 0.692

Canadian Oil Sands' revenues in the third quarter of 2005 include foreign currency hedging gains of $6 million, or $0.76 per barrel, compared to gains of $3 million, or $0.39 per barrel, in the comparable quarter in 2004. On a year-to-date basis, gains of $16 million and $8 million were recorded in the nine months

ended September 30, 2005 and September 30, 2004, respectively. The gains in each period reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.83 US/Cdn and $0.76 US/Cdn in the third quarter of 2005 and 2004, respectively, and $0.82 and $0.75 US/Cdn in the first nine months of 2005 and 2004, respectively.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the third quarter ended September 30, 2005 gains of $1.5 million have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $32 million to 2006 and beyond for net income purposes, but these amounts have been included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Canadian Oil Sands' net income and funds from operations are impacted by interest rate changes based on the amount of floating rate debt outstanding. At September 30, 2005 we had $270 million of floating rate debt, comprised of $75 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt, which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Unrecognized gains and losses

At September 30, 2005 unrecognized gains relating to our foreign currency hedges and interest rate swaps on the $175 million of 3.95% medium term notes were $35 million and $0.2 million, respectively. These unrecognized amounts and the fair values of the hedges are disclosed in Note 7 to the interim consolidated financial statements.

SYNCRUDE EMISSIONS REDUCTION PROGRAM

Canadian Oil Sands has increased its estimate for Syncrude's emissions reduction program to $772 million, or approximately $274 million net to the Trust. The program was originally announced on May 21, 2003 at a projected cost of $400 million gross to Syncrude. That estimate was made prior to detailed technology feasibility and economic studies being complete. Those studies are now complete and project scope is fixed. The new estimate includes the latest engineering and construction information, including appropriate contingencies and escalation.

The emissions reduction program is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's two existing cokers. Approximately $50 million, $18 million net to the Trust, will have been spent on engineering work to the end of 2005. These engineering costs are in addition to the $772 million cost estimate shown above. Procurement and construction expenditures are scheduled to occur post 2005 following completion of the Stage 3 expansion and extend into 2009 to tie-in with equipment turnaround schedules. The new coker that is part of the Stage 3 upgrader expansion already includes a sulphur dioxide reduction unit. These measures are expected to reduce sulphur dioxide emissions by up to 60 per cent from today's approved levels of 245 tonnes per day.

SULPHUR SALE AGREEMENT

On October 20, 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five year term, is renewable at the Trust's option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Sales under this contract are expected to begin in approximately one year following the buyer's construction of infrastructure to handle the Trust's volumes.

PROPOSAL TO SPLIT UNITS

Canadian Oil Sands currently intends to put forward a resolution to its unitholders at the next annual general meeting, scheduled for April 25, 2006, to split the Trust Units, subject to receipt of all required regulatory approvals. We believe a Unit split will encourage broader investment in the Trust.

FOREIGN OWNERSHIP UPDATE

Based on geographical data as of October 13, 2005, we estimate that approximately 53 per cent of the Trust's Units are held by Canadian residents, with the remaining 47 per cent held by non-Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers must rely upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice.

On September 29, 2005, based on a geographical list, Canadian Oil Sands issued a press release stating that the level of Units held by non-Canadian residents was approximately 46 per cent. As at October 13, 2005 this level increased to 47 per cent. The Trust will continue to monitor and post the results of its searches on its Web site. If 49 per cent or more of the Units are held by non-resident Canadians, Canadian Oil Sands will then make a public announcement that there will be no further sales to non-Canadian residents, and no transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is a Canadian resident. In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

Federal tax consultation process

On September 8, 2005 the federal government of Canada issued its consultation paper regarding the treatment of income trusts. The Trust appreciates the continued consultation process but feels that the federal government's subsequently imposed moratorium on all rulings relating to income trusts is unnecessary and not in the best interests of the Canadian public and investors.

Income trusts comprise a significant portion of the public issuers in Canada and offer investors a tax effective form of income. Since its formation in October 1995 to September 30, 2005 Canadian Oil Sands has provided unitholders with a 1,095 per cent capital appreciation in the unit price and distributions of $17.16 per Unit. Additionally, it has provided over $2.8 billion in capital funding for expansions at Syncrude that have created job opportunities for over 6,000 contract workers and provided sources of income for a number of businesses in Alberta and throughout Canada. Contrary to certain public opinion, income trusts boost national productivity and are a source of innovation and development. Through its interest in Syncrude, the Trust has spent approximately $20 million per year in the last five years on research and development and has invested over $3 billion in new capacity. Canadian Oil Sands believes that the income trust structure encourages more disciplined management of businesses. Funds from operations are used to appropriately sustain and grow the business and the remaining free cash flow

is available for distribution to investors who either currently or ultimately will pay tax at a generally higher personal rate than do corporations.

Canadian Oil Sands is opposed to the creation of more taxation through taxes on income trusts as such a move would only serve to punish investors. A more constructive policy is to improve the corporate dividend tax credit, thereby providing corporations with the ability to make more effective disbursements of their profits to their investors, which income will ultimately be taxed and re-circulated by those investors in generating jobs and further income for the government. Canada is already among the highest taxed nations in the world and reducing taxes on corporate dividends would eliminate the history of double taxation in this area. This approach also provides the federal government with an opportunity to begin reducing the Canadian taxation of its residents and its corporations, which are the economy's drivers. We also believe that the current 15 per cent withholding tax on all distributions to non-Canadian residents results in the federal government not losing any significant amount of monies from foreign investors and preserves the critical benefits to Canadian issuers of being able to access global capital markets.

2005 OUTLOOK

We are estimating Syncrude production to total approximately 21 million barrels in the fourth quarter of 2005, or 7.3 million barrels net to the Trust based on our 35.49 per cent interest. The outlook includes turnaround and revamp work related to the Stage 3 expansion, which will continue to impact Syncrude production. A 52 day vacuum distillation unit turnaround and revamp, started in mid September, is designed to increase unit capacity from 180,000 barrels per day to 285,000 barrels per day. Start-up of the new aromatics saturation unit, which is designed to improve our product quality to SSP with a higher cetane rating and a higher jet fuel smoke point, is now expected in the fourth quarter of 2005. This unit, originally slated for start-up in the third quarter, is not expected to initially result in either a quality uplift or incremental production. Instead, the unit will process light gas oil, allowing Syncrude to begin a scheduled 90 day revamp of an existing light gas oil hydrotreater. Syncrude believes the aromatic saturation unit startup and the light gas oil hydrotreater revamp should not materially impact production in the fourth quarter.

For the 2005 year, we are maintaining our Syncrude production outlook to range between 77 to 80 million barrels, or 27.3 to 28.4 million barrels net to the Trust. The outlook incorporates approximately four million barrels of reduced production from the hydrogen plant repairs and extended turnaround schedule in the first six months of 2005 and the scheduled VDU turnaround and revamp in the last half of 2005. As well, the outlook continues to include scheduled maintenance and UE-1 revamp work on two hydrogen plants, a sulphur plant, a natural gas plant and a light gas oil hydrotreater. The revised range no longer includes the possibility of a Coker 8-1 turnaround, which is scheduled for early 2006. Key indicators continue to reflect normal operations for this stage of Coker 8-1's run cycle, and with two months

remaining in the year, there is greater confidence in maintaining the current 2006 schedule, although the risk of an advanced turnaround still exists. We are maintaining our single point Syncrude production estimate of 78 million barrels.

Annual funds from operations in 2005 is now forecast to rise from our prior guidance of $795 million to $974 million, or $10.59 per Unit, reflecting a fourth quarter 2005 average WTI crude oil price assumption of US$60.00 per barrel. Revenues are estimated at approximately $1.9 billion in 2005, with forecast operating costs, including $200 million of purchased energy, totalling $748 million, or $27.02 per barrel.

The capital expenditure estimate for 2005 has been revised upward from $760 million to $796 million, with approximately $553 million directed to the Stage 3 expansion. The latest UE-1 P-50 cost forecast has risen to $8.3 billion, or $2.9 billion net to the Trust, reflecting the revised cost estimate announced October 6.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict and quantify.

Q3 2005- 2005 Forecast Sensitivity			
	Annual [2]	**Funds from Operations Increase**	
Variable [1]	**Sensitivity**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	28	0.30
Syncrude operating costs decrease	C$50 million	18	0.20
WTI crude oil price increase	US$1.00/bbl	33	0.35
Syncrude production increase	2 million bbls	45	0.49
Canadian dollar weakening	US$0.01/C$	22	0.24
AECO natural gas price decrease	C$0.50/GJ	12	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations impact.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

2006 OUTLOOK

With the expectation of the new Stage 3 expansion coming online in mid-2006, we anticipate Syncrude production to range between 95 to 110 million barrels in 2006, or 34 to 39 million barrels net to the Trust based on our 35.49 per cent interest. The Stage 3 expansion is expected to ultimately increase productive capacity to 128 million barrels, or 45 million barrels net to the Trust. We anticipate that a period of lining out and optimizing the different operating units will be required to ramp up to full

productive capacity. In this context, we expect to exit 2006 at about 90 per cent of design capacity, or about 315,000 barrels per day gross to Syncrude.

Funds from operations are anticipated to total $979 million, or $10.53 per Unit, based on an average WTI crude oil price of US$55 per barrel and a foreign exchange rate of $0.85 US/Cdn for 2006. Revenues are estimated at approximately $2.3 billion in 2006, with operating costs, including $9.16 per barrel of purchased energy, of $919 million, or $25.90 per barrel, largely reflecting a higher $10.78/GJ natural gas price and slightly higher per unit consumption.

The Trust's 2006 crude oil production is unhedged, and under the current financing plan, we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

We estimate capital expenditures to total $294 million in 2006 with approximately $85 million directed to the Stage 3 expansion. Based on the latest information provided by Syncrude, Canadian Oil Sands increased its P50 cost estimate to complete the Stage 3 project by two per cent to $8.3 billion. The P50 cost estimate refers to our best estimate and the probability that the project has a 50 per cent chance of coming in under budget and a 50 per cent chance of coming in over budget.

The most recent cost increase reflects the progressively lower than anticipated rates of construction productivity that Syncrude has been experiencing due to a shortage and turnover of skilled labour coupled with challenges of maintaining sufficient supervisory staff for those trades. This labour issue is primarily a reflection of the competition among large capital projects in the Fort McMurray area. The Stage 3 project remains on schedule with commissioning and testing in early 2006 and all units operating by mid 2006. Canadian Oil Sands will continue to provide monthly updates on construction and cost progress through charts posted on its Web site at http://www.cos-trust.com/asset/syncrude21.aspx.

Based on our pricing and production expectations at October 25, 2005 Canadian Oil Sands anticipates we will begin paying Crown royalties at the full 25 per cent rate in early 2006. Under Alberta's generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of plant gate revenue before hedging or 25 per cent of plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. The generic Oil Sand Royalty regime supports the development of Alberta's oil sands and we acknowledge the role this regime has played in enabling us to proceed with the expansion of Syncrude's facilities. The Province of Alberta and investors in the Trust are now positioned to benefit from the expected growth in Syncrude's production.

Under the Trust's 2006 outlook, we anticipate reaching our net debt target of $1.2 billion by the end of 2006. The current robust price environment has strengthened the Trust's financial position, and we continue to generate sufficient funds from operations to fund capital expenditures and pursue debt repayments. The Trust has greater confidence in stewarding towards its financial objectives; accordingly, beginning in the third quarter of 2005 the distribution has been doubled to $1.00 per Unit. This distribution increase reflects the Trust's strengthening financial position while not deterring from our focus on a relatively quick debt reduction to provide greater financial flexibility for the long-term. Once we have achieved our net debt target and unless capital investment growth opportunities exist that offer unitholders better value, we intend to approach full payout of our free cash flow (funds from operations less capital expenditures and reclamation trust contributions).

Beyond 2006, Syncrude's current growth plans include a Stage 3 debottleneck and a Stage 4 expansion. The Stage 3 debottleneck is designed to optimize the full potential of Stage 3, which has some extra pre-built capacity. It is expected to result in incremental production of 30,000 to 50,000 barrels per day, gross to Syncrude, in about 2013. This expansion should have robust economics, given the pre-built capacity, and the Trust expects to be able to fund its capital from debt and funds from operations. Stage 4 is currently envisioned as a fourth coker and associated upgrading units and a new mining train, and is not slated until later in the next decade. While both the Stage 3 debottleneck and Stage 4 are included in Syncrude's business plan, neither has received approval from Syncrude's owners.

The Trust's DRIP helps to accelerate debt reduction and the Trust currently intends to maintain the DRIP until at least the target net debt level is achieved. The DRIP has been an important component in the Trust's financing plan for the Stage 3 expansion and may play a role in the Trust's future financing plans. In addition to supporting the Trust's financing plans, the DRIP provides important benefits to Unitholders and is non-dilutive as all existing Unitholders are eligible to participate.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' forecast. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance.

2006 Outlook Sensitivity Analysis			
	Annual [2]	Funds from Operations Increase	
Variable [1]	Sensitivity	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	27	0.29
Syncrude operating costs decrease	C$50 million	14	0.15
WTI crude oil price increase	US$1.00/bbl	32	0.34
Syncrude production increase	2 million bbls	32	0.34
Canadian dollar weakening	US$0.01/C$	19	0.20
AECO natural gas price decrease	C$0.50/GJ	12	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the third quarter 2005 report and the October 25, 2005 guidance document, both of which are available on the Trust's Web site at www.cos-trust.com under investor information.

TAXABILITY OF 2005 AND 2006 DISTRIBUTIONS

We estimate that approximately 90 per cent of the distributions pertaining to 2005 will be taxable as other income, with the remainder classified as tax-deferred return of capital. Based on there being no changes to the current legislation, we also estimate that a slightly larger percentage of the 2006 distributions will be taxable at about 95 per cent. The actual taxability of 2005 and 2006 distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2006, and 2007 respectively.

Our 2005 and 2006 guidance documents are available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	**2004**	**2005**	**2004**
Syncrude Sweet Blend revenues	$ 623.3	$ 371.5	$ 1,478.9	$ 1,052.9
Transportation and marketing expense	(11.0)	(12.2)	(31.3)	(34.3)
	612.3	359.3	1,447.6	1,018.6
Expenses:				
Operating	186.7	164.2	546.7	447.3
Non-production	20.3	10.5	53.1	31.9
Crown royalties	6.1	4.4	14.4	11.9
Administration	2.0	2.1	7.8	5.7
Insurance	1.5	1.7	5.1	6.1
Interest, net (Note 5)	26.3	24.3	78.6	69.7
Depreciation, depletion and accretion	48.2	44.0	126.2	130.7
Foreign exchange loss (gain)	(53.1)	(61.5)	(33.5)	(29.3)
Large Corporations Tax and other	1.7	(8.9)	5.1	(5.0)
Future income tax expense (recovery)	(7.6)	(7.2)	(13.3)	(37.5)
	232.1	173.6	790.2	631.5
Net income for the period	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Unitholders' equity, beginning of period	$ 2,858.7	$ 2,242.5	$ 2,635.9	$ 2,102.9
Net income for the period	380.2	185.7	657.4	387.1
Issue of Trust units (Note 2)	21.2	160.9	58.0	186.2
Unitholder distributions (Note 6)	(92.1)	(47.1)	(183.9)	(134.7)
Contributed surplus	0.3	0.3	0.9	0.8
Unitholders' equity, end of period	$ 3,168.3	$ 2,542.3	$ 3,168.3	$ 2,542.3
Weighted average Trust units	92.0	90.0	91.8	88.3
Trust units, end of period	92.1	91.1	92.1	91.1
Net income per Trust unit				
Basic and diluted	$ 4.13	$ 2.06	$ 7.16	$ 4.38

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)

	September 30 2005	December 31 2004
ASSETS		
Current assets:		
Cash and short-term investments	$ 38.5	$ 17.8
Accounts receivable	203.4	145.7
Inventories	74.6	57.1
Prepaid expenses	4.2	2.9
	320.7	223.5
Capital assets, net	5,292.4	4,794.8
Other assets		
Reclamation trust	24.0	21.0
Deferred financing charges, net and other	24.0	28.4
	48.0	49.4
	$ 5,661.1	$ 5,067.7
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 278.9	$ 273.6
Unitholder distributions payable	92.1	45.7
Current portion of employee future benefits	7.2	7.2
	378.2	326.5
Employee future benefits and other liabilities	94.5	91.9
Long-term debt	1,715.7	1,699.8
Asset retirement obligation	43.5	44.1
Deferred currency hedging gains	32.3	27.6
Future income taxes	228.6	241.9
	2,492.8	2,431.8
Unitholders' equity	3,168.3	2,635.9
	$ 5,661.1	$ 5,067.7

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Cash provided by (used in):				
Operating activities				
Net income	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	48.2	44.0	126.2	130.7
Amortization	0.7	0.7	2.2	2.0
Foreign exchange on long-term debt	(60.9)	(65.6)	(40.1)	(32.3)
Future income tax expense (recovery)	(7.6)	(7.2)	(13.3)	(37.5)
Other	0.6	0.8	1.8	1.9
Net change in deferred items	2.8	(1.0)	6.7	2.3
Funds from operations	364.0	157.4	740.9	454.2
Change in non-cash working capital	0.1	(16.3)	(73.0)	(15.7)
	364.1	141.1	667.9	438.5
Financing activities				
Issuance (repayment) of medium term notes	-	328.5	-	723.5
Net drawdown (repayment) of bank credit facilities	(116.8)	(391.3)	56.0	(390.5)
Unitholder distributions (Note 6)	(92.1)	(47.1)	(183.9)	(134.7)
Issuance of Trust units (Note 2)	21.2	160.9	58.0	186.2
Net change in deferred items	-	(2.2)	-	(4.2)
Change in non-cash working capital	46.2	1.7	46.4	2.0
	(141.5)	50.5	(23.5)	382.3
Investing activities				
Capital expenditures	(229.7)	(248.8)	(622.5)	(673.2)
Reclamation trust	(1.2)	(1.2)	(3.0)	(3.3)
Change in non-cash working capital	1.0	16.1	1.8	(4.0)
	(229.9)	(233.9)	(623.7)	(680.5)
Increase (decrease) in cash	(7.3)	(42.3)	20.7	140.3
Cash at beginning of period	45.8	199.3	17.8	16.7
Cash at end of period	$ 38.5	$ 157.0	$ 38.5	$ 157.0
Supplemental Information				
Large Corporations Tax and income tax paid	$ 2.2	$ 2.0	$ 7.3	$ 12.3
Interest charges paid	$ 33.7	$ 27.0	$ 86.4	$ 69.3

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2004.

2) UNITHOLDERS' EQUITY

In the nine months ended September 30, 2005 approximately 0.7 million Units were issued for proceeds of $58 million related to the exercise of options and the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2005, May 31, 2005, and August 31, 2005.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2005		91.4	$ 1,911.5
February 28, 2005	$ 75.99	0.3	$ 18.2
May 31, 2005	$ 74.63	0.2	$ 18.6
August 5, 2005 (option exercise)	$ 49.89	-	$ -
August 8, 2005 (option exercise)	$ 38.79	-	$ -
August 31, 2005	$ 107.69	0.2	$ 21.2
Balance, September 30, 2005		92.1	$ 1,969.5

3) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of

the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and nine months ended September 30, which is recorded in operating expense, is as follows:

	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		2005		2004	
Defined benefit plans								
Pension benefits	$	6.1	$	5.0	$	18.5	$	15.0
Other benefit plans		1.0		0.8		3.0		2.3
	$	7.1	$	5.8	$	21.5	$	17.3
Defined contribution plan		0.5		0.5		1.3		1.3
Total Benefit cost	$	7.6	$	6.3	$	22.8	$	18.6

4) BANK CREDIT FACILITIES

	Credit facility	
Extendible revolving term facility (a)	$	40.0
Line of credit (b)		35.0
Operating credit facility (c)		800.0
	$	875.0

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 26, 2006. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless cancelled by Canadian Oil Sands or the financial institution providing the facility within 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $42 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2010. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to one in certain circumstances involving acquisitions.

5) INTEREST, NET

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Interest expense	$ 26.9	$ 25.8	$ 80.6	$ 72.4
Interest income and other	(0.6)	(1.5)	(2.0)	(2.7)
Interest expense, net	$ 26.3	$ 24.3	$ 78.6	$ 69.7

6) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Funds from operations	$ 364.0	$ 157.4	$ 740.9	$ 454.2
Add (Deduct):				
Capital expenditures	(229.7)	(248.8)	(622.5)	(673.2)
Non-acquisition financing, net [1]	(88.3)	138.2	93.3	374.7
Change in non-cash working capital	47.3	1.5	(24.8)	(17.7)
Reclamation trust funding	(1.2)	(1.2)	(3.0)	(3.3)
Unitholder distributions	$ 92.1	$ 47.1	$ 183.9	$ 134.7
Unitholder distributions per Trust unit	**$ 1.00**	**$ 0.50**	**$ 2.00**	**$ 1.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

7) HEDGING INSTRUMENTS

Unrecognized gains and the fair values of Canadian Oil Sands' hedging instruments at September 30, 2005 are as follows:

	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 35.2	$ 34.2
3.95% Interest rate swap contracts	0.2	0.2
	$ 35.4	$ 34.4

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of October 25, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine months ended September 30, 2005 and September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated cost and completion date for Stage 3, the impact of future Syncrude incentive compensation costs on operating costs, the trend of Stage 3 costs narrowing in scope, the view that Stage 3 will increase production and sales, thereby increasing free cash flow, the timing regarding reaching the Trust's net debt target, the need for future hedging, the potential tax changes that may impact the Trust, the return achieved from sales of Syncrude Sweet Premium and the projected expansion beyond Stage 3 as well as the productive output as a result of those expansions, the expected price for crude oil and natural gas in 2005 and in 2006, the expected maintenance in 2005, the expected reduction in sulphur emissions from the Syncrude emission reduction project, the actual taxes paid in the future by Canadian Oil Sands, the expected production level at Syncrude in the fourth quarter and for 2005, the expected timing and associated production impact of coker and other unit turnarounds, the expected revenues and operating costs for 2005 and 2006, the expected funds from operations for 2005 and 2006, the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income, the expected capital expenditures in 2005 and beyond, the anticipated levels of foreign ownership, and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the ability of the other joint venture owners of Syncrude to modify the 2006 budget at Syncrude, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the third quarter of 2005, Syncrude oil production totalled 21.9 million barrels, or 7.8 million barrels net to the Trust based on its 35.49 per cent Syncrude working interest. Third quarter Syncrude production was higher than the 21 million barrels estimated in our second quarter report due to a later start of the scheduled vacuum distillation unit turnaround as well as steady and reliable operations during the period. Syncrude's third quarter production of approximately 238,000 barrels per day, or 85,000 barrels per day net to the Trust, in 2005 was slightly lower than the same period of 2004, which averaged 243,000 barrels per day, or 86,000 barrels per day net to the Trust. Production in both quarters was impacted by turnaround work with the third quarter of 2004 reflecting a longer than expected LC-finer turnaround and

the third quarter of 2005 including the start of scheduled maintenance and revamp activities on the vacuum distillation unit.

For the nine months ended September 30, 2005 Syncrude production was 57.3 million barrels, 20.3 million barrels net to the Trust compared to 66.3 million barrels, or 23.5 million barrels net to the Trust in the same period of 2004. Reformer tube repairs in Hydrogen Plant 9-3, following an over-pressurization, advanced and extended the planned coker 8-2 turnaround, reducing 2005 first quarter production by approximately 4 million barrels; an additional 4 million barrel production decrease from the 2005 coker turnaround accounts for the majority of the remaining difference.

The impact of Syncrude's third quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues, after transportation and marketing expense	$ 612.3	$ 492.2	$ 343.1	$ 333.4	$ 359.3	$ 340.8	$ 318.5	$ 222.4
Net income	$ 380.2	$ 218.6	$ 58.6	$ 122.1	$ 185.7	$ 98.0	$ 103.4	$ 56.9
Per Trust unit, Basic and Diluted	$ 4.13	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12	$ 1.18	$ 0.65
Funds from operations	$ 364.0	$ 283.9	$ 93.0	$ 121.6	$ 157.4	$ 155.0	$ 141.8	$ 44.7
Per Trust unit	$ 3.96	$ 3.09	$ 1.02	$ 1.33	$ 1.75	$ 1.77	$ 1.62	$ 0.51
Daily average sales volumes (bbls)	85,942	79,506	59,897	78,294	86,635	85,116	88,302	68,990
Net realized selling price, after hedging ($/bbl)	$ 77.43	$ 68.03	$ 63.66	$ 46.29	$ 45.07	$ 44.00	$ 39.64	$ 35.04
Operating costs ($/bbl)	$ 23.61	$ 21.35	$ 38.13	$ 21.27	$ 20.60	$ 19.00	$ 16.91	$ 22.93

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since year-end. We believe material information relates to the business of the Trust and its subsidiaries and would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture.

Canadian Oil Sands' third quarter 2005 funds from operations and net income set new records primarily as a result of the high $76.67 per barrel realized selling price before hedging for our Syncrude Sweet Blend ("SSB") ™ product. The Trust also benefited from full exposure to this market price as 2005

production remains unhedged. Funds from operations rose 131 per cent to $364 million, or $3.96 per Trust Unit ("Unit"), in the third quarter of 2005, compared to $157 million, or $1.75 per Unit for the same 2004 quarter. Net income was $380 million, or $4.13 per Unit, in the third quarter of 2005, up from $186 million, or $2.06 per Unit, in the third quarter of 2004.

Net income rose to $657 million, or $7.16 per Unit, from $387 million, or $4.38 per Unit, in the first nine months of 2005 and 2004, respectively. A significantly higher realized SSB selling price in the first nine months of 2005 was offset by lower Syncrude production, higher operating, energy and non-production costs, and lower future income tax recoveries versus the same period in 2004. Funds from operations increased 63 per cent to $741 million, or $8.07 per Unit from $454 million, or $5.14 per Unit in the nine months ended September 30 of 2005 and 2004, respectively.

Net income before unrealized foreign exchange gains and future income tax recoveries, which management believes is a better measure of operational performance than net income, was $312 million, or $3.38 per Unit in the third quarter of 2005, compared to $113 million, or $1.26 per Unit, in the same period of 2004. The table below reconciles this measure to net income.

($ millions)	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Net income per GAAP	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt	(60.9)	(65.6)	(40.1)	(32.3)
Future income tax expense (recovery)	(7.6)	(7.2)	(13.3)	(37.5)
Net income before foreign exchange and future income taxes	$ 311.7	$ 112.9	$ 604.0	$ 317.3

The earnings reflected in the previous table are a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In management's opinion, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. The earnings in the previous table and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Transportation and Marketing Expense

($ millions)	Three Months Ended September 30			Nine Months Ended September 30		
	2005	2004	Variance	2005	2004	Variance
Sales revenue [1]	$ 617.2	$ 449.9	$ 167.3	$ 1,462.5	$ 1,226.9	$ 235.6
Transportation and marketing expense	(11.0)	(12.2)	1.2	(31.3)	(34.3)	3.0
	606.2	437.7	168.5	1,431.2	1,192.6	238.6
Crude oil hedging gains (losses) [1]	-	(81.4)	81.4	-	(181.8)	181.8
Currency hedging gains (losses) [1]	6.1	3.0	3.1	16.4	7.8	8.6
Total hedging gains (losses)	6.1	(78.4)	84.5	16.4	(174.0)	190.4
	$ 612.3	$ 359.3	$ 253.0	$ 1,447.6	$ 1,018.6	$ 429.0
Sales volumes (MMbbls)	7.9	8.0	(0.1)	20.5	23.8	(3.3)

[1] *The sum of sales revenue and crude oil and currency hedging gains (losses) equals Syncrude Sweet Blend revenues on the Trust's consolidated statement of income.*

($ per barrel)	2005	2004	Variance	2005	2004	Variance
Sales revenue	$ 78.06	$ 56.44	$ 21.62	$ 71.23	$ 51.66	$ 19.57
Transportation and marketing expense	(1.39)	(1.54)	0.15	(1.52)	(1.44)	(0.08)
Realized selling price before hedging losses	76.67	54.90	21.77	69.71	50.22	19.49
Crude oil hedging gains (losses)	-	(10.22)	10.22	-	(7.66)	7.66
Currency hedging gains (losses)	0.76	0.39	0.37	0.80	0.33	0.47
Total hedging gains (losses)	0.76	(9.83)	10.59	0.80	(7.33)	8.13
Net realized selling price	$ 77.43	$ 45.07	$ 32.36	$ 70.51	$ 42.89	$ 27.62

Revenues after transportation and marketing expense and before hedging increased by $169 million to $606 million in the third quarter of 2005 compared to the same quarter in 2004 due to a significantly higher realized selling price, somewhat offset by lower SSB sales volumes. The third quarter 2005 realized selling price before hedging was $76.67 per barrel, a 40 per cent increase over the $54.90 per barrel price in the comparable 2004 quarter. In addition, $81 million, or $10.22 per barrel, of hedging losses were incurred in the third quarter of 2004 as part of the financing risk mitigation strategy for the Stage 3 expansion project. Production in 2005 is unhedged as the expansion is nearing completion and we believe that the financing risk is no longer significant.

The high realized SSB selling price reflects the strong benchmark West Texas Intermediate ("WTI") price, which our SSB product closely follows, and the relatively high premiums the SSB product has received in the market. WTI averaged US$63.31 per barrel in the third quarter of 2005, a 44 per cent increase over the average WTI price in the same period of 2004. Our SSB crude oil received a weighted-average premium of $0.85 per barrel compared to average Canadian dollar WTI in the third quarter of 2005 versus a $2.39 per barrel discount in the third quarter of 2004. Strengthening of the Canadian dollar relative to the U.S. dollar served to somewhat offset the revenue increase from the WTI crude price. The Canadian dollar averaged $0.83 US/Cdn in the third quarter of 2005 relative to the same period in 2004 when the foreign exchange rate averaged $0.76 US/Cdn.

On a year-to-date basis, revenues after transportation and marketing expense and before hedging increased by $239 million to $1,431 million compared to the same 2004 period due to a higher realized selling price, partially offset by lower SSB sales volumes and a stronger Canadian dollar. Sales volumes in the first nine months averaged approximately 75,000 barrels per day, compared to about 87,000 barrels per day in the first nine months of 2004, as a result of the repairs, turnarounds, and maintenance activity that occurred early in 2005. The average WTI crude price rose 42 per cent to US$55.61 per barrel in the first nine months of 2005 from US$39.21 per barrel in the same period of 2004. The stronger Canadian dollar somewhat mitigated the WTI price increase, averaging $0.82 US/Cdn in the first nine months of 2005, up from $0.75 US/Cdn in the same period of 2004. The 2005 SSB price also reflects a weighted-average premium of $1.15 per barrel against average Canadian dollar WTI versus a discount of $1.73 per barrel in the same period of 2004.

Our 2005 revenues fully reflect the high crude oil price environment as we have no crude oil price hedges in place, whereas year-to-date 2004 revenues were reduced by $182 million, or $7.66 per barrel due to crude oil hedging losses. Overall, total hedging activities including currency hedges contributed $6 million, or $0.76 per barrel, to our revenues and funds from operations in the third quarter of 2005, compared to a crude oil and currency hedge reduction in revenues and funds from operations of $78 million, or $9.83 per barrel, in the same period of 2004. For the nine month period ended September 30, 2005, currency hedge gains of $16 million contrast with the 2004 net oil and currency hedging losses of $174 million. Our crude oil and foreign currency hedging activity is more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		2005		2004	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	1.44		1.58		1.86		1.79	
Bitumen production	6.73		6.42		7.63		6.07	
Purchased energy [3]	2.72		1.92		2.79		1.75	
	10.89	12.63	9.92	11.09	12.28	14.69	9.61	11.38
Upgrading Costs [2]								
Bitumen processing and upgrading		3.09		3.19		3.95		3.17
Turnaround and catalysts		1.22		1.06		3.07		0.77
Purchased energy [3]		3.08		1.80		2.83		2.02
		7.39		6.05		9.85		5.96
Other and research		3.04		1.12		2.17		0.77
Change in treated and untreated inventory		0.21		1.32		(0.33)		0.07
Total Syncrude operating costs		23.27		19.58		26.38		18.18
Canadian Oil Sands adjustments [4]		0.34		1.02		0.25		0.65
Total operating costs		23.61		20.60		26.63		18.83
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	279	238	272	243	251	210	286	242

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $8.31/GJ and $6.18/GJ in the third quarter of 2005 and 2004, respectively. For the nine months ended September 30, natural gas costs averaged $7.29/GJ and $6.24/GJ in 2005 and 2004, respectively.

4 Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2005	**2004**	**2005**	**2004**
	$/bbl SSB	**$/bbl SSB**	**$/bbl SSB**	**$/bbl SSB**
Production costs	17.38	16.65	20.46	14.74
Purchased energy	6.23	3.95	6.17	4.09
Total operating costs	23.61	20.60	26.63	18.83
	GJs/bbl SSB	**GJs/bbl SSB**	**GJs/bbl SSB**	**GJs/bbl SSB**
Purchased energy consumption	0.75	0.64	0.85	0.66

Operating costs in the third quarter of 2005 increased to $187 million, or $23.61 per barrel, from $164 million, or $20.60 per barrel, in the same quarter of 2004, mainly as a result of higher purchased energy costs and Syncrude incentive compensation costs. Purchased energy, which consists mainly of natural gas, reflects a 34 per cent rise in natural gas prices to $8.31 per gigajoule ("GJ") in the third quarter of 2005 from $6.18 per GJ in the same 2004 quarter. Purchased energy consumption increased by 17 per cent to 0.75 GJs per barrel from 0.64 GJs per barrel in the third quarter of 2005 and 2004, respectively. Consumption rose as bitumen production shifted to the Aurora mine, which relies mainly on purchased natural gas for its energy needs, and to provide additional heat for recovery enhancement. Commissioning of individual Stage 3 units, such as the hydrogen plant, also raised purchased energy consumption as they were brought into service without an offsetting increase in SSB production.

A portion of Syncrude's incentive compensation is based on the market return performance of several of Syncrude owners' shares/units. The resulting incentive plan valuation changes are recorded as operating cost increases or decreases. Strong return performance of the Syncrude owners during the third quarter of 2005 added approximately $58 million, $20 million net to the Trust, to operating costs, which is reflected in the "Other and research" line of the operating cost table.

Year-to-date 2005 operating costs increased to $547 million, or $26.63 per barrel, compared to $447 million, or $18.83 per barrel in 2004. Turnaround, maintenance, and repair activity in the first nine months of 2005, including the Coker 8-2 turnaround, significantly decreased Syncrude production and increased overall expenditures relative to the same period in 2004. Purchased energy costs rose as natural gas prices increased 17 per cent to $7.29 per GJ from $6.24 per GJ in 2005 and 2004, respectively. The volume of purchased energy consumed per barrel of SSB also rose 29 per cent to 0.85 GJs per barrel in

2005 compared to 0.66 GJs per barrel in the first nine months of 2004 as turnaround and maintenance work reduced operational efficiency, Stage 3 units were started, and additional heat was used to enhance recovery. Per unit purchased energy consumption is expected to rise because bitumen will be increasingly sourced from the Aurora mine, which relies mainly on purchased natural gas for its energy needs, following the completion of Stage 3. Due to Aurora's remote location, process heat from the upgrader is unavailable. As well, additional hydrogen will be used to increase product quality from SSB to Syncrude Sweet Premium ("SSP")™. While the 2005 natural gas consumption per barrel includes some temporary increases, it is expected that consumption going forward will average about 0.80 GJs per barrel versus historical consumption closer to 0.75 GJs per barrel.

Additionally, the strong return performance of the Syncrude owners' share/unit prices in the first nine months of 2005 increased Syncrude's year-to-date incentive compensation costs to approximately $97 million, $35 million net to the Trust, from $16 million, or $6 million net to the Trust, in the same period of 2004. A mark-to-market revaluation of the incentive plan is recorded in operating costs at each period end.

Non-production costs

Non-production costs in the third quarter of 2005 were $20 million, or $2.57 per barrel compared to $11 million, or $1.33 per barrel, in the same period of 2004. For the nine months ended September 30, non-production costs rose to $53 million from $32 million in 2005 and 2004, respectively. As the Stage 3 expansion project nears completion, more of the units associated with this project are being commissioned and handed over to operations. The ready-for-operations team, which is responsible for this process, has been increased in 2005 to handle the large volume of handovers resulting in higher non-production costs compared to the same periods in 2004. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as pre-feasibility engineering, commissioning, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Interest expense, net

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Interest expense	$ 26.9	$ 25.8	$ 80.6	$ 72.4
Interest income and other	(0.6)	(1.5)	(2.0)	(2.7)
Interest expense, net	$ 26.3	$ 24.3	$ 78.6	$ 69.7

Net interest expense increased by $2 million and $9 million, respectively, in the three and nine month periods ended September 30, 2005 compared to the same 2004 periods. The increase primarily reflects

higher debt levels in 2005 relative to 2004 as a result of spending on our Stage 3 expansion program.

Depreciation, depletion and accretion expense

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Depreciation and depletion expense	$ 47.7	$ 43.6	$ 124.9	$ 129.5
Accretion expense	0.5	0.4	1.3	1.2
	$ 48.2	$ 44.0	$ 126.2	$ 130.7

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended September 30, 2005 rose by $4 million compared to the same period in 2004. The effective property, plant, and equipment D&D rate in the third quarter of 2005 was $6.11 per barrel of production compared to $5.48 per barrel in the same period of 2004.

In contrast, D&D expense, excluding accretion expense, decreased $5 million in the first nine months of 2005 compared to the same period in 2004. Production in the first nine months of 2005 was approximately three million barrels lower than the first nine months of 2004, more than offsetting the rise in the D&D rate to $6.11 per barrel from $5.50 per barrel in 2004.

The higher 2005 D&D rate reflects estimates of the Trust's future development costs as provided for in the Trust's December 31, 2004 independent reserves report. The Trust's December 31, 2004 independent reserves report is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our Web site at www.cos-trust.com.

Foreign exchange gains

The 2005 and 2004 foreign exchange gains are mainly the result of revaluations of our U.S. denominated long-term debt caused by fluctuations in U.S. and Canadian exchange rates. These unrealized long-term debt foreign exchange gains totalled $61 million and $66 million in the third quarter of 2005 and 2004, respectively. The Canadian dollar was stronger on September 30 relative to June 30 in both of these years, moving to about $0.86 US/Cdn from $0.82 US/Cdn in 2005 and to about $0.79 from $0.75 in 2004. Similarly, for the first nine months of both years the Canadian dollar strengthened from the prior year-end to September 30 resulting in $40 million and $32 million of foreign exchange revaluation gains in the first three quarters of 2005 and 2004, respectively. The remaining foreign exchange losses relate to the conversion of U.S. denominated cash, receivable, and payable balances.

Future income tax

In the first nine months of 2005, we recorded a non-cash future income tax recovery of $13 million. In the same period of 2004, a future income tax recovery of $38 million was recorded, of which $10 million resulted from a decrease in the Alberta corporate tax rate announced during the period with the remaining balance primarily due to changes in temporary differences. The future income tax liability recorded on the Trust's Consolidated Balance Sheet is a requirement under GAAP, but is not expected to result in higher cash taxes being paid by Canadian Oil Sands in the future.

CHANGE IN ACCOUNTING POLICIES

As of October 25, 2005 there were no changes to the Trust's accounting policies from December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	September 2005	December 2004
Long-term debt	$ 1,715.7	$ 1,699.8
Less: Cash and short-term investments	38.5	17.8
Net debt	$ 1,677.2	$ 1,682.0
Unitholders' equity	$ 3,168.3	$ 2,635.9
Total capitalization [1]	$ 4,845.5	$ 4,317.9

[1] Net debt plus unitholders' equity

As the Stage 3 expansion nears completion, we are focusing on implementing our financing strategy and maintaining a strong capital structure. The Trust continues to benefit from high 2005 crude oil prices which have resulted in a stronger than anticipated financial position at September 30, 2005. Additional equity built in the first nine months of 2005 raised the Trust's capitalization by about $500 million, with net debt to total capitalization improving to about 35 per cent at September 30, 2005 compared to 39 per cent at June 30, 2005 and December 31, 2004. In the third quarter of 2005, we repaid $117 million of bank debt borrowings, leaving $75 million drawn against our operating credit facilities at September 30, 2005, compared to $19 million at the end of 2004. The Trust's Premium distribution, distribution reinvestment and optional unit purchase plan ("DRIP") generated $58 million in new equity in the nine months ended September 30, 2005.

Funds from operations in the third quarter of 2005 set a Canadian Oil Sands Trust quarterly record at $364 million, or $3.96 per Unit, an increase of $207 million compared to the same period in 2004. Third quarter funds from operations were more than sufficient to cover the $230 million of capital expenditures and pay distributions, enabling debt repayments in the period.

On a year-to-date basis, 2005 funds from operations totalled $741 million, or $8.07 per Unit, compared to $454 million, or $5.14 per Unit in the first nine months of 2004. A decrease in 2005 sales volumes relative to the same period in 2004 was more than offset by the strong, unhedged realized sales price for our product. Funds from operations were sufficient to fund the $623 million of capital expenditures and the $80 million of Unitholder distributions, net of DRIP proceeds, paid in the first nine months of 2005. The remaining funds from operations, combined with draws on our operating credit facilities, were used to finance working capital increases.

The Trust's financing strategy remains unchanged, with a clear focus on debt reduction towards a $1.2 billion net debt target. Based on our 2006 outlook, disclosed in detail later in this report, we anticipate that the net debt target will be reached by the end of 2006. The Stage 3 project is nearing completion, and while the overall cost continues to trend higher, we believe the magnitude of potential cost increases has narrowed substantially. Additional sales from Stage 3 production are expected in mid 2006, and should result in significant free cash flow to execute the finance plan. The third quarter and year-to-date 2005 financial results demonstrate that, under the current robust price environment, the Trust is generating sufficient funds from operations to fund its capital expenditures. These factors provide greater confidence in the Trust achieving its financial objectives, and accordingly the distribution has been doubled to $1.00 per Unit in respect of the third quarter of 2005. This distribution increase recognizes the Trust's strengthening financial position while maintaining the focus on a relatively quick net debt reduction that will provide the financial flexibility to maximize Unit values in the long-term.

Effective April 27, 2005 Canadian Oil Sands replaced three operating credit facilities totalling $660 million with two new unsecured credit facilities totalling $840 million. In addition, the letter of credit facility was raised to $35 million from the previous $25 million. An overview of the key facilities terms can be found in Note 4 to the interim consolidated financial statements. With the available credit facilities, the DRIP program, and the Trust's expected funds from operations we do not expect any further equity issues outside of the DRIP to assist in financing our share of Syncrude's remaining Stage 3 costs and other current capital commitments.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had 92.1 million Units outstanding at September 30, 2005 and, with the Unit price closing at $128.45 on that date, the market capitalization of the Trust was approximately $12 billion.

Canadian Oil Sands Trust - Trading Activity	Third Quarter 2005	September 2005	August 2005	July 2005
Unit price				
High	$ 129.66	$ 129.66	$ 127.50	$ 106.50
Low	$ 91.00	$ 121.17	$ 102.80	$ 91.00
Close	$ 128.45	$ 128.45	$ 127.50	$ 104.00
Volume traded (000's)	16.7	5.1	7.2	4.4
Weighted average number of units outstanding (000's)	92.0	92.1	91.9	91.9

The Trust has declared a distribution of $1.00 per Unit in respect of the quarter ended September 30, 2005 for total distributions of approximately $92 million. The distribution will be paid on November 30, 2005 to Unitholders of record on November 4, 2005. A Unitholder distribution schedule is included in Note 6 to the interim consolidated financial statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to partially fund capital expenditures to the extent funds from operations have not been sufficient to fund the Trust's distributions, capital expenditures, and increases to working capital. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 96,000 options granted in the first quarter of 2005 with an exercise price of $73.43 per option and 3,000 options granted in the third quarter of 2005 with an exercise price of $124.93. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For the 3,000 options issued in the third quarter, the exercise price is further reduced by distributions over a threshold. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

CAPITAL EXPENDITURES

Capital spending in the third quarter of 2005 was $230 million compared to $249 million in the same period of 2004. With approximately 67 per cent of the third quarter 2005 capital expenditures pertaining to Syncrude's Stage 3 project, UE-1 construction approached 95 per cent completion. As at September 30, 2005 the Syncrude Joint Venture had expended approximately $7.7 billion of the total $8.3 billion estimated project cost for the Stage 3 expansion, which includes $0.7 billion for the Aurora 2 mining train, completed in late 2003. Net to Canadian Oil Sands, the total cost for the Stage 3 expansion is equivalent to approximately $2.9 billion, with $2.7 billion expended to the end of the third quarter of 2005.

We also incurred $45 million of capital expenditures in the third quarter of 2005 related to the South West Quadrant Replacement ("SWQR") project, compared to approximately $39 million in the same period in 2004. The SWQR project relates to additional mining systems that are designed to replace bitumen

production from the dragline and bucket-wheel operations in the southwest quadrant of the Base Mine, which is scheduled to be depleted in 2006.

Our annual capital expenditure forecast for 2005 is $796 million, which is $146 million lower than the annual capital expenditures incurred in 2004. The decrease reflects the lower capital expenditures of the UE-1 project as it moves towards completion. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of September 30, 2005 there have been no significant changes to the Trust's contractual obligations or commitments from our 2004 year-end disclosure, as our share of increases in the Stage 3 and the Syncrude emission reduction program estimated expenditures have been offset by payments in the first nine months of 2005.

RISK MANAGEMENT

Crude Oil Price Risk

During the first three quarters of 2005, Canadian Oil Sands did not have any crude oil price hedges in place; therefore, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices, compared to losses of $81 million, or $10.22 per barrel, and $182 million, or $7.66 per barrel, in the third quarter and first nine months of 2004, respectively. In the first nine months of 2004, we had hedged 39,000 barrels per day, or approximately 43 per cent of our production, to assist in mitigating our financing risk associated with Stage 3 funding. We continue to believe that the Trust's financing risk for the Stage 3 expansion has been reduced significantly with less than one year left in the expansion, the strong balance sheet of the Trust, and strong energy prices expected for the remainder of the year and into 2006. Therefore, as at September 30, 2005 and based on current expectations, the Trust remains unhedged on its crude oil price exposure.

Foreign Currency Hedging

As at September 30, 2005 we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollars hedged *($ millions)*	$ 25.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.664	$ 0.669	$ 0.692

Canadian Oil Sands' revenues in the third quarter of 2005 include foreign currency hedging gains of $6 million, or $0.76 per barrel, compared to gains of $3 million, or $0.39 per barrel, in the comparable quarter in 2004. On a year-to-date basis, gains of $16 million and $8 million were recorded in the nine months

ended September 30, 2005 and September 30, 2004, respectively. The gains in each period reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.83 US/Cdn and $0.76 US/Cdn in the third quarter of 2005 and 2004, respectively, and $0.82 and $0.75 US/Cdn in the first nine months of 2005 and 2004, respectively.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the third quarter ended September 30, 2005 gains of $1.5 million have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $32 million to 2006 and beyond for net income purposes, but these amounts have been included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Canadian Oil Sands' net income and funds from operations are impacted by interest rate changes based on the amount of floating rate debt outstanding. At September 30, 2005 we had $270 million of floating rate debt, comprised of $75 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt, which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Unrecognized gains and losses

At September 30, 2005 unrecognized gains relating to our foreign currency hedges and interest rate swaps on the $175 million of 3.95% medium term notes were $35 million and $0.2 million, respectively. These unrecognized amounts and the fair values of the hedges are disclosed in Note 7 to the interim consolidated financial statements.

SYNCRUDE EMISSIONS REDUCTION PROGRAM

Canadian Oil Sands has increased its estimate for Syncrude's emissions reduction program to $772 million, or approximately $274 million net to the Trust. The program was originally announced on May 21, 2003 at a projected cost of $400 million gross to Syncrude. That estimate was made prior to detailed technology feasibility and economic studies being complete. Those studies are now complete and project scope is fixed. The new estimate includes the latest engineering and construction information, including appropriate contingencies and escalation.

The emissions reduction program is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's two existing cokers. Approximately $50 million, $18 million net to the Trust, will have been spent on engineering work to the end of 2005. These engineering costs are in addition to the $772 million cost estimate shown above. Procurement and construction expenditures are scheduled to occur post 2005 following completion of the Stage 3 expansion and extend into 2009 to tie-in with equipment turnaround schedules. The new coker that is part of the Stage 3 upgrader expansion already includes a sulphur dioxide reduction unit. These measures are expected to reduce sulphur dioxide emissions by up to 60 per cent from today's approved levels of 245 tonnes per day.

SULPHUR SALE AGREEMENT

On October 20, 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five year term, is renewable at the Trust's option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Sales under this contract are expected to begin in approximately one year following the buyer's construction of infrastructure to handle the Trust's volumes.

PROPOSAL TO SPLIT UNITS

Canadian Oil Sands currently intends to put forward a resolution to its unitholders at the next annual general meeting, scheduled for April 25, 2006, to split the Trust Units, subject to receipt of all required regulatory approvals. We believe a Unit split will encourage broader investment in the Trust.

FOREIGN OWNERSHIP UPDATE

Based on geographical data as of October 13, 2005, we estimate that approximately 53 per cent of the Trust's Units are held by Canadian residents, with the remaining 47 per cent held by non-Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers must rely upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice.

On September 29, 2005, based on a geographical list, Canadian Oil Sands issued a press release stating that the level of Units held by non-Canadian residents was approximately 46 per cent. As at October 13, 2005 this level increased to 47 per cent. The Trust will continue to monitor and post the results of its searches on its Web site. If 49 per cent or more of the Units are held by non-resident Canadians, Canadian Oil Sands will then make a public announcement that there will be no further sales to non-Canadian residents, and no transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is a Canadian resident. In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

Federal tax consultation process

On September 8, 2005 the federal government of Canada issued its consultation paper regarding the treatment of income trusts. The Trust appreciates the continued consultation process but feels that the federal government's subsequently imposed moratorium on all rulings relating to income trusts is unnecessary and not in the best interests of the Canadian public and investors.

Income trusts comprise a significant portion of the public issuers in Canada and offer investors a tax effective form of income. Since its formation in October 1995 to September 30, 2005 Canadian Oil Sands has provided unitholders with a 1,095 per cent capital appreciation in the unit price and distributions of $17.16 per Unit. Additionally, it has provided over $2.8 billion in capital funding for expansions at Syncrude that have created job opportunities for over 6,000 contract workers and provided sources of income for a number of businesses in Alberta and throughout Canada. Contrary to certain public opinion, income trusts boost national productivity and are a source of innovation and development. Through its interest in Syncrude, the Trust has spent approximately $20 million per year in the last five years on research and development and has invested over $3 billion in new capacity. Canadian Oil Sands believes that the income trust structure encourages more disciplined management of businesses. Funds from operations are used to appropriately sustain and grow the business and the remaining free cash flow

is available for distribution to investors who either currently or ultimately will pay tax at a generally higher personal rate than do corporations.

Canadian Oil Sands is opposed to the creation of more taxation through taxes on income trusts as such a move would only serve to punish investors. A more constructive policy is to improve the corporate dividend tax credit, thereby providing corporations with the ability to make more effective disbursements of their profits to their investors, which income will ultimately be taxed and re-circulated by those investors in generating jobs and further income for the government. Canada is already among the highest taxed nations in the world and reducing taxes on corporate dividends would eliminate the history of double taxation in this area. This approach also provides the federal government with an opportunity to begin reducing the Canadian taxation of its residents and its corporations, which are the economy's drivers. We also believe that the current 15 per cent withholding tax on all distributions to non-Canadian residents results in the federal government not losing any significant amount of monies from foreign investors and preserves the critical benefits to Canadian issuers of being able to access global capital markets.

2005 OUTLOOK

We are estimating Syncrude production to total approximately 21 million barrels in the fourth quarter of 2005, or 7.3 million barrels net to the Trust based on our 35.49 per cent interest. The outlook includes turnaround and revamp work related to the Stage 3 expansion, which will continue to impact Syncrude production. A 52 day vacuum distillation unit turnaround and revamp, started in mid September, is designed to increase unit capacity from 180,000 barrels per day to 285,000 barrels per day. Start-up of the new aromatics saturation unit, which is designed to improve our product quality to SSP with a higher cetane rating and a higher jet fuel smoke point, is now expected in the fourth quarter of 2005. This unit, originally slated for start-up in the third quarter, is not expected to initially result in either a quality uplift or incremental production. Instead, the unit will process light gas oil, allowing Syncrude to begin a scheduled 90 day revamp of an existing light gas oil hydrotreater. Syncrude believes the aromatic saturation unit startup and the light gas oil hydrotreater revamp should not materially impact production in the fourth quarter.

For the 2005 year, we are maintaining our Syncrude production outlook to range between 77 to 80 million barrels, or 27.3 to 28.4 million barrels net to the Trust. The outlook incorporates approximately four million barrels of reduced production from the hydrogen plant repairs and extended turnaround schedule in the first six months of 2005 and the scheduled VDU turnaround and revamp in the last half of 2005. As well, the outlook continues to include scheduled maintenance and UE-1 revamp work on two hydrogen plants, a sulphur plant, a natural gas plant and a light gas oil hydrotreater. The revised range no longer includes the possibility of a Coker 8-1 turnaround, which is scheduled for early 2006. Key indicators continue to reflect normal operations for this stage of Coker 8-1's run cycle, and with two months

remaining in the year, there is greater confidence in maintaining the current 2006 schedule, although the risk of an advanced turnaround still exists. We are maintaining our single point Syncrude production estimate of 78 million barrels.

Annual funds from operations in 2005 is now forecast to rise from our prior guidance of $795 million to $974 million, or $10.59 per Unit, reflecting a fourth quarter 2005 average WTI crude oil price assumption of US$60.00 per barrel. Revenues are estimated at approximately $1.9 billion in 2005, with forecast operating costs, including $200 million of purchased energy, totalling $748 million, or $27.02 per barrel.

The capital expenditure estimate for 2005 has been revised upward from $760 million to $796 million, with approximately $553 million directed to the Stage 3 expansion. The latest UE-1 P-50 cost forecast has risen to $8.3 billion, or $2.9 billion net to the Trust, reflecting the revised cost estimate announced October 6.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict and quantify.

Q3 2005- 2005 Forecast Sensitivity			
	Annual [2]	Funds from Operations Increase	
Variable [1]	Sensitivity	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	28	0.30
Syncrude operating costs decrease	C$50 million	18	0.20
WTI crude oil price increase	US$1.00/bbl	33	0.35
Syncrude production increase	2 million bbls	45	0.49
Canadian dollar weakening	US$0.01/C$	22	0.24
AECO natural gas price decrease	C$0.50/GJ	12	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations impact.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

2006 OUTLOOK

With the expectation of the new Stage 3 expansion coming online in mid-2006, we anticipate Syncrude production to range between 95 to 110 million barrels in 2006, or 34 to 39 million barrels net to the Trust based on our 35.49 per cent interest. The Stage 3 expansion is expected to ultimately increase productive capacity to 128 million barrels, or 45 million barrels net to the Trust. We anticipate that a period of lining out and optimizing the different operating units will be required to ramp up to full

productive capacity. In this context, we expect to exit 2006 at about 90 per cent of design capacity, or about 315,000 barrels per day gross to Syncrude.

Funds from operations are anticipated to total $979 million, or $10.53 per Unit, based on an average WTI crude oil price of US$55 per barrel and a foreign exchange rate of $0.85 US/Cdn for 2006. Revenues are estimated at approximately $2.3 billion in 2006, with operating costs, including $9.16 per barrel of purchased energy, of $919 million, or $25.90 per barrel, largely reflecting a higher $10.78/GJ natural gas price and slightly higher per unit consumption.

The Trust's 2006 crude oil production is unhedged, and under the current financing plan, we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

We estimate capital expenditures to total $294 million in 2006 with approximately $85 million directed to the Stage 3 expansion. Based on the latest information provided by Syncrude, Canadian Oil Sands increased its P50 cost estimate to complete the Stage 3 project by two per cent to $8.3 billion. The P50 cost estimate refers to our best estimate and the probability that the project has a 50 per cent chance of coming in under budget and a 50 per cent chance of coming in over budget.

The most recent cost increase reflects the progressively lower than anticipated rates of construction productivity that Syncrude has been experiencing due to a shortage and turnover of skilled labour coupled with challenges of maintaining sufficient supervisory staff for those trades. This labour issue is primarily a reflection of the competition among large capital projects in the Fort McMurray area. The Stage 3 project remains on schedule with commissioning and testing in early 2006 and all units operating by mid 2006. Canadian Oil Sands will continue to provide monthly updates on construction and cost progress through charts posted on its Web site at http://www.cos-trust.com/asset/syncrude21.aspx.

Based on our pricing and production expectations at October 25, 2005 Canadian Oil Sands anticipates we will begin paying Crown royalties at the full 25 per cent rate in early 2006. Under Alberta's generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of plant gate revenue before hedging or 25 per cent of plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. The generic Oil Sand Royalty regime supports the development of Alberta's oil sands and we acknowledge the role this regime has played in enabling us to proceed with the expansion of Syncrude's facilities. The Province of Alberta and investors in the Trust are now positioned to benefit from the expected growth in Syncrude's production.

Under the Trust's 2006 outlook, we anticipate reaching our net debt target of $1.2 billion by the end of 2006. The current robust price environment has strengthened the Trust's financial position, and we continue to generate sufficient funds from operations to fund capital expenditures and pursue debt repayments. The Trust has greater confidence in stewarding towards its financial objectives; accordingly, beginning in the third quarter of 2005 the distribution has been doubled to $1.00 per Unit. This distribution increase reflects the Trust's strengthening financial position while not deterring from our focus on a relatively quick debt reduction to provide greater financial flexibility for the long-term. Once we have achieved our net debt target and unless capital investment growth opportunities exist that offer unitholders better value, we intend to approach full payout of our free cash flow (funds from operations less capital expenditures and reclamation trust contributions).

Beyond 2006, Syncrude's current growth plans include a Stage 3 debottleneck and a Stage 4 expansion. The Stage 3 debottleneck is designed to optimize the full potential of Stage 3, which has some extra pre-built capacity. It is expected to result in incremental production of 30,000 to 50,000 barrels per day, gross to Syncrude, in about 2013. This expansion should have robust economics, given the pre-built capacity, and the Trust expects to be able to fund its capital from debt and funds from operations. Stage 4 is currently envisioned as a fourth coker and associated upgrading units and a new mining train, and is not slated until later in the next decade. While both the Stage 3 debottleneck and Stage 4 are included in Syncrude's business plan, neither has received approval from Syncrude's owners.

The Trust's DRIP helps to accelerate debt reduction and the Trust currently intends to maintain the DRIP until at least the target net debt level is achieved. The DRIP has been an important component in the Trust's financing plan for the Stage 3 expansion and may play a role in the Trust's future financing plans. In addition to supporting the Trust's financing plans, the DRIP provides important benefits to Unitholders and is non-dilutive as all existing Unitholders are eligible to participate.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' forecast. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance.

2006 Outlook Sensitivity Analysis			
	Annual [2]	Funds from Operations Increase	
Variable [1]	Sensitivity	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	27	0.29
Syncrude operating costs decrease	C$50 million	14	0.15
WTI crude oil price increase	US$1.00/bbl	32	0.34
Syncrude production increase	2 million bbls	32	0.34
Canadian dollar weakening	US$0.01/C$	19	0.20
AECO natural gas price decrease	C$0.50/GJ	12	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the third quarter 2005 report and the October 25, 2005 guidance document, both of which are available on the Trust's Web site at www.cos-trust.com under investor information.

TAXABILITY OF 2005 AND 2006 DISTRIBUTIONS

We estimate that approximately 90 per cent of the distributions pertaining to 2005 will be taxable as other income, with the remainder classified as tax-deferred return of capital. Based on there being no changes to the current legislation, we also estimate that a slightly larger percentage of the 2006 distributions will be taxable at about 95 per cent. The actual taxability of 2005 and 2006 distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2006, and 2007 respectively.

Our 2005 and 2006 guidance documents are available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	**2004**	**2005**	**2004**
Syncrude Sweet Blend revenues	$ 623.3	$ 371.5	$ 1,478.9	$ 1,052.9
Transportation and marketing expense	(11.0)	(12.2)	(31.3)	(34.3)
	612.3	359.3	1,447.6	1,018.6
Expenses:				
Operating	186.7	164.2	546.7	447.3
Non-production	20.3	10.5	53.1	31.9
Crown royalties	6.1	4.4	14.4	11.9
Administration	2.0	2.1	7.8	5.7
Insurance	1.5	1.7	5.1	6.1
Interest, net (Note 5)	26.3	24.3	78.6	69.7
Depreciation, depletion and accretion	48.2	44.0	126.2	130.7
Foreign exchange loss (gain)	(53.1)	(61.5)	(33.5)	(29.3)
Large Corporations Tax and other	1.7	(8.9)	5.1	(5.0)
Future income tax expense (recovery)	(7.6)	(7.2)	(13.3)	(37.5)
	232.1	173.6	790.2	631.5
Net income for the period	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Unitholders' equity, beginning of period	$ 2,858.7	$ 2,242.5	$ 2,635.9	$ 2,102.9
Net income for the period	380.2	185.7	657.4	387.1
Issue of Trust units (Note 2)	21.2	160.9	58.0	186.2
Unitholder distributions (Note 6)	(92.1)	(47.1)	(183.9)	(134.7)
Contributed surplus	0.3	0.3	0.9	0.8
Unitholders' equity, end of period	$ 3,168.3	$ 2,542.3	$ 3,168.3	$ 2,542.3
Weighted average Trust units	92.0	90.0	91.8	88.3
Trust units, end of period	92.1	91.1	92.1	91.1
Net income per Trust unit				
Basic and diluted	$ 4.13	$ 2.06	$ 7.16	$ 4.38

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)

	September 30 2005	December 31 2004
ASSETS		
Current assets:		
Cash and short-term investments	$ 38.5	$ 17.8
Accounts receivable	203.4	145.7
Inventories	74.6	57.1
Prepaid expenses	4.2	2.9
	320.7	223.5
Capital assets, net	5,292.4	4,794.8
Other assets		
Reclamation trust	24.0	21.0
Deferred financing charges, net and other	24.0	28.4
	48.0	49.4
	$ 5,661.1	$ 5,067.7
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 278.9	$ 273.6
Unitholder distributions payable	92.1	45.7
Current portion of employee future benefits	7.2	7.2
	378.2	326.5
Employee future benefits and other liabilities	94.5	91.9
Long-term debt	1,715.7	1,699.8
Asset retirement obligation	43.5	44.1
Deferred currency hedging gains	32.3	27.6
Future income taxes	228.6	241.9
	2,492.8	2,431.8
Unitholders' equity	3,168.3	2,635.9
	$ 5,661.1	$ 5,067.7

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Cash provided by (used in):				
Operating activities				
Net income	$ 380.2	$ 185.7	$ 657.4	$ 387.1
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	48.2	44.0	126.2	130.7
Amortization	0.7	0.7	2.2	2.0
Foreign exchange on long-term debt	(60.9)	(65.6)	(40.1)	(32.3)
Future income tax expense (recovery)	(7.6)	(7.2)	(13.3)	(37.5)
Other	0.6	0.8	1.8	1.9
Net change in deferred items	2.8	(1.0)	6.7	2.3
Funds from operations	364.0	157.4	740.9	454.2
Change in non-cash working capital	0.1	(16.3)	(73.0)	(15.7)
	364.1	141.1	667.9	438.5
Financing activities				
Issuance (repayment) of medium term notes	-	328.5	-	723.5
Net drawdown (repayment) of bank credit facilities	(116.8)	(391.3)	56.0	(390.5)
Unitholder distributions (Note 6)	(92.1)	(47.1)	(183.9)	(134.7)
Issuance of Trust units (Note 2)	21.2	160.9	58.0	186.2
Net change in deferred items	-	(2.2)	-	(4.2)
Change in non-cash working capital	46.2	1.7	46.4	2.0
	(141.5)	50.5	(23.5)	382.3
Investing activities				
Capital expenditures	(229.7)	(248.8)	(622.5)	(673.2)
Reclamation trust	(1.2)	(1.2)	(3.0)	(3.3)
Change in non-cash working capital	1.0	16.1	1.8	(4.0)
	(229.9)	(233.9)	(623.7)	(680.5)
Increase (decrease) in cash	(7.3)	(42.3)	20.7	140.3
Cash at beginning of period	45.8	199.3	17.8	16.7
Cash at end of period	$ 38.5	$ 157.0	$ 38.5	$ 157.0
Supplemental Information				
Large Corporations Tax and income tax paid	$ 2.2	$ 2.0	$ 7.3	$ 12.3
Interest charges paid	$ 33.7	$ 27.0	$ 86.4	$ 69.3

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2004.

2) UNITHOLDERS' EQUITY

In the nine months ended September 30, 2005 approximately 0.7 million Units were issued for proceeds of $58 million related to the exercise of options and the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2005, May 31, 2005, and August 31, 2005.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2005		91.4	$ 1,911.5
February 28, 2005	$ 75.99	0.3	$ 18.2
May 31, 2005	$ 74.63	0.2	$ 18.6
August 5, 2005 (option exercise)	$ 49.89	-	$ -
August 8, 2005 (option exercise)	$ 38.79	-	$ -
August 31, 2005	$ 107.69	0.2	$ 21.2
Balance, September 30, 2005		92.1	$ 1,969.5

3) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of

the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and nine months ended September 30, which is recorded in operating expense, is as follows:

	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		2005		2004	
Defined benefit plans								
Pension benefits	$	6.1	$	5.0	$	18.5	$	15.0
Other benefit plans		1.0		0.8		3.0		2.3
	$	7.1	$	5.8	$	21.5	$	17.3
Defined contribution plan		0.5		0.5		1.3		1.3
Total Benefit cost	$	7.6	$	6.3	$	22.8	$	18.6

4) BANK CREDIT FACILITIES

	Credit facility	
Extendible revolving term facility (a)	$	40.0
Line of credit (b)		35.0
Operating credit facility (c)		800.0
	$	875.0

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 26, 2006. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless cancelled by Canadian Oil Sands or the financial institution providing the facility within 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $42 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2010. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to one in certain circumstances involving acquisitions.

5) INTEREST, NET

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Interest expense	$ 26.9	$ 25.8	$ 80.6	$ 72.4
Interest income and other	(0.6)	(1.5)	(2.0)	(2.7)
Interest expense, net	$ 26.3	$ 24.3	$ 78.6	$ 69.7

6) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Funds from operations	$ 364.0	$ 157.4	$ 740.9	$ 454.2
Add (Deduct):				
Capital expenditures	(229.7)	(248.8)	(622.5)	(673.2)
Non-acquisition financing, net [(1)]	(88.3)	138.2	93.3	374.7
Change in non-cash working capital	47.3	1.5	(24.8)	(17.7)
Reclamation trust funding	(1.2)	(1.2)	(3.0)	(3.3)
Unitholder distributions	$ 92.1	$ 47.1	$ 183.9	$ 134.7
Unitholder distributions per Trust unit	**$ 1.00**	**$ 0.50**	**$ 2.00**	**$ 1.50**

[(1)] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

7) HEDGING INSTRUMENTS

Unrecognized gains and the fair values of Canadian Oil Sands' hedging instruments at September 30, 2005 are as follows:

	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 35.2	$ 34.2
3.95% Interest rate swap contracts	0.2	0.2
	$ 35.4	$ 34.4

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2005
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income	$	779,475
Tax		5,027
Interest on debt[(1)][(2)]		103,856
Net income before interest and taxes	$	888,358
Interest on debt	$	103,856
Interest coverage- earnings		8.6

[(1)] Excludes amortization of deferred financing charges of approximately $3.3 million, which is included in Interest, net on the consolidated financial statements.
[(2)] Includes interest rate swap amounts which have reduced interest expense by approximately $2.8 million.

Exemption under Rule 12g3-2(b)

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited
For the periods ending September 30
($ millions)

	Three Months Ended		Nine Months Ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Sales revenue	$ 617.2	$ 402.3	$ 1,462.5	$ 1,097.3
Operating income before other expenses [1]	$ 350.7	$ 135.0	$ 703.4	$ 399.4
Net income before Trust Royalties [2]	$ 371.8	$ 166.3	$ 632.0	$ 356.4
Net income (loss)	$ 49.4	$ 8.8	$ 99.2	$ 40.7

	As at September 30, 2005
Current assets	$ 320.1
Non-current assets	$ 4,913.7
Current liabilities [3]	$ 1,204.2
Non-current liabilities [4]	$ 4,082.7

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $79.3 million (2004- $47.4 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $886 million.*

(4) *Includes a future income tax liability of $228.6 million and a deferred Trust Royalty liability of $2.0 billion.*

(5) *As at September 30, 2005, Consolidated Canadian Oil Sands Limited held a 35.49 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

Form 52-109FT2 – Certification of Interim Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: October 25, 2005

Marcel R. Coutu
President and Chief Executive Officer

Exemption under Rule 12g3-2(b)

Form 52-109FT2 – Certification of Interim Filings

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: October 25, 2005

Allen R. Hagerman
Chief Financial Officer